Exhibit 99.1

2003 Sustainability Report
Valuing the Future

(from 04d, 1 March 2004)

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Table of Contents

Chairman’s Message

Aventis Sustainability Policy

Profile: Providing Value Globally

Vision and Strategy: Attaching Value to a Sustainable Future

Governance: Valuing Ethics and Accountability

Economic Performance: Adding Value through Sustainable Business Performance

Social Performance: The Value of Health and Social Responsibility to Society

Workplace Performance: Valuing Our Employees

Aventis Workplace Data

EHS Performance: The Value of EHS Leadership

Performance Summary Tables

Awards and Recognition

Appendix: Therapeutic Proteins

Index: Global Reporting Initiative

Index: Social and Environmental Information

Third-Party Verification Statement

Additional information on many of the topics in this report is available on our Web site at www.aventis.com.

Message from PricewaterhouseCoopers: what do the three different symbols mean?

In order to identify the data and qualitative information that were subject to verification and depending on the scope of our work, three different symbols have been used in the report:

[1]      We performed verification procedures on data at headquarters and at site level;

[2]      We performed verification procedures on data at headquarters only;

[3]      We have reviewed qualitative information on the basis of interviews and/or underlying evidence.

The verification procedures we carried out are described in further detail on page 77.

Additional information on many of the topics in this report is available on our Web site at www.aventis.com.

About this Report

The Aventis 2003 Sustainability Report summarizes the activities of the prescription drug and human vaccine businesses of Aventis worldwide as they relate to our journey towards sustainable healthcare, which encompasses environmental, health and safety, social, ethical and economic issues of importance to our stakeholders. The reporting period covers the calendar year 2003, unless otherwise noted. This document updates the information found in the Aventis 2002 Sustainability Report.

This report documents our company’s progress in meeting the spirit and intent of the United Nations Global Compact. It was developed using the Global Reporting Initiative (GRI) 2002 Sustainability Reporting Guidelines.

Report Verification

In 2003, an independent party, PricewaterhouseCoopers, whose verification statement is included at the end of this report, reviewed our data collection and reporting processes.

Disclaimer

Additional information on many of the topics in this report is available on our Web site (www.aventis.com), including details on the Group’s financial performance in the Aventis Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and in the “Document de Référence” for the year ended December 31, 2003, as filed with the “Autorité des marchés financiers” in France.

Portions of this “Aventis Sustainability Report for 2003” are incorporated by reference into the “Document de Référence” and the Aventis Annual Report on Form 20-F.

For other information that is part of the Management Board report to be presented to the Annual General Meeting in accordance with French Commercial Law, see “Item 5. Operating and Financial Review and Prospects” of the Annual Report on Form 20-F for the year ended December 31, 2003 and the equivalent section in the “Document de Référence”, as filed with the “Autorité des marchés financiers” in France. An index on page 76 lists the relevant social and environmental information.

We invite your feedback on this report. For further information, contact:

Veronica Gliebe
e-mail: veronica.gliebe@aventis.com
Aventis
Route 202-206, P.O. Box 6800
Mail Code: J103G
Bridgewater, NJ 08807-0800

Axel Vassen
e-mail: axel.vassen@aventis.com
Aventis
67917 Strasbourg
Cedex 9, France

Chairman’s Message

Dear Stakeholders,

At Aventis, our vision is to create and sustain value by being recognized as a pharmaceutical industry leader – valued by patients and healthcare providers, sought after as an employer and respected by the scientific community and our competitors.

Improving the quality of life for a single patient is a step toward improving the quality of life in his or her society. That is why we are actively playing an important role to influence the health and well-being of people around the world by discovering, developing and marketing innovative prescription drugs and vaccines that satisfy unmet medical needs in large patient populations.

Our Group’s strong growth to date and our future success are rooted in translating our vision into reality and living by our core values every day. In doing this, we enhance our reputation and attract shareholders, employees and external stakeholders in healthcare projects around the world.

Corporate governance continues to be an important issue for our stakeholders. Transparency in our corporate governance is an essential part of doing business at Aventis. We have established policies and systems that require honesty and forthright dealings, while fostering stakeholder dialogue. We have long been committed to sustainability as evidenced by various policies and protocols, including the Sustainable Healthcare Policy and the Environment Health Safety Policy. This year we crystallized our commitments in a single overarching Sustainability Policy, which aligns our current programs and enables us to strategically map our path forward.

I am pleased to inform you that in 2003 we made significant progress in a number of areas, notably:

•          Playing a major role in advancing disease awareness and prevention in key areas of medical need, like diabetes, deep vein thrombosis and cancer.

•          Further implementation of a code of conduct, which requires all employees around the globe to act in accordance with applicable local and international laws and regulations.

•          Engaging with stakeholders in diverse and collaborative global healthcare projects (e.g., the World Health Organization for treatment of sleeping sickness, the Global Alliance for Vaccines and Immunization to support the vaccination of children, the Nelson Mandela Foundation for treatment of tuberculosis and the Together Rx program for seniors in the United States).

•          Making significant progress on our Journey to EHS Excellence by reducing occupational injuries and decreasing our wastes and emissions.

Aventis is committed to the United Nations Global Compact. We support the possible addition of a principle against corruption to the framework of the compact. This 2003 Sustainability Report, developed to follow the guidelines of the Global Reporting Initiative, is a written expression of the Group’s participation in this initiative.

We are committed to fully integrating sustainability into our corporate activities and way of thinking. We recognize that we are at an interim step and have further to go. Through dialogue with you, our stakeholders, we can accelerate our efforts to become truly sustainable. We invite your active participation in this process because valuing and respecting your input is one of the many ways we show that we value the future.

Igor Landau

Chairman of the Management Board

Aventis Sustainability Policy

We believe that our success will depend upon our ability to discover, develop and market innovative pharmaceuticals and vaccines for human benefit in a manner that society accepts. Our values are the foundation of this policy and guide our behavior.

We are dedicated to preventing and conquering disease, enabling people to live healthier and more active lives. This is our core contribution to a more sustainable society, for our shareholders, employees, patients and customers.

We live by our code of conduct that governs our behavior. We strive to conduct business by applying high ethical standards that meet or exceed legal requirements and fulfill society’s expectations as a responsible corporate citizen.

We fully embrace our responsibility to the societies in which we operate. We work together with businesses, governments and civil organizations to meet the challenges of sustainable healthcare. Environmental, health and safety considerations are fundamental to our business decisions. We respect and address the ethical and cultural concerns of stakeholders and integrate these considerations into our decision-making. We are committed to being a leader in sustainability.

We value people and their contribution to build a successful future. We listen and respond constructively to the needs and concerns of our stakeholders. We encourage diversity of culture, experience and expertise. We provide our employees and teams with challenging responsibilities, learning opportunities and rewards for their performance. We give them autonomy to foster initiative and creativity, take appropriate risks and shorten the time needed to make and implement decisions.

Aventis Values

As the foundation of our sustainability policy, the seven Aventis values guide us in our actions and decisions and challenge us to realize our vision. All Aventis employees are expected to identify with these values and make a conscious decision to live them in everyday life.

•          Respect for People

•          Integrity

•          Sense of Urgency

•          Networking

•          Creativity

•          Empowerment

•          Courage

Profile: Providing Value Globally

Aventis is a global pharmaceutical enterprise that discovers, develops, markets and manufactures branded prescription drugs and human vaccines to protect and improve the quality of life for patients around the world.

Headquartered in Strasbourg, France, Aventis is a stock corporation (société anonyme) organized under French commercial law. We generate nearly 63% of our core business sales in the world’s four largest national pharmaceutical markets – the United States, France, Germany and Japan. Since 1999, we have made good progress in improving our geographic focus and are rapidly approaching our stated goal of achieving 40% of our sales in the United States. At the same time, we have a strong presence in Europe, and hold leading positions in many of its national markets, particularly France, Germany, Italy, Spain and the United Kingdom.

Our product portfolio consists of a wide range of pharmaceuticals and human vaccines. The focus of our marketing and commercial efforts is on a group of prescription drugs that we refer to as strategic brands. These products, which rank among the leading treatments in their respective therapeutic areas, and human vaccines accounted for 64% of our core business sales in 2003. Several well-established brands and recently launched products are considered to be key drivers of our growth due to their therapeutic value to patients and physicians. These are the non-sedating antihistamine Allegra/Telfast, the antithrombotic agent Lovenox/Clexane, the oncology drug Taxotere, the ACE inhibitor Delix/Tritace, the novel 24-hour basal insulin Lantus, the osteoporosis treatment Actonel, which we are co-developing and co-marketing with Procter & Gamble Pharmaceuticals, and the anti-infective Ketek.

Our human vaccines business, Aventis Pasteur, is the world’s largest vaccines company, offering the broadest range of vaccines to protect approximately 500 million people each year against 20 diseases. Sustained growth and success in pediatric vaccines is being ensured by innovative combination vaccines, such as Daptacel and Pentacel. Aventis Pasteur is the world leader in the production and marketing of influenza vaccines with Fluzone, Vaxigrip and Mutagrip. We are the world’s main manufacturer of inactivated polio vaccine, known as IPOL in the United States. We also offer Oral Polio Vaccine (OPV), which is still being used in emerging countries. With Menomune, ActHib and a polysaccharide AC vaccine, we are addressing the growing problem of meningococcal meningitis, especially among college students and travelers. The adult boosters range includes a tetanus and diphtheria combination as well as Adacel, a trivalent booster against diphtheria, tetanus and pertussis.

Aventis Core Business

Our operational structure as of December 2003 enables us to meet the growing needs of patients for innovative therapeutic and preventive healthcare solutions.

Prescription Drugs

•          Nearly 61,000 employees worldwide

•          Drug Innovation & Approval – conducts research and development (R&D)

•          5,700 employees

•          4 main locations in France, Germany, Japan and the United States

•          Industrial Operations – produces active pharmaceutical ingredients and manufactures drug products

•          53 sites

•          450 products

•          20,000 employees in 30 countries

•          Commercial Operations – responsible for pharmaceutical marketing and sales

•          32,000 employees in 85 countries

Human Vaccines

•          Nearly 8,000 employees worldwide

•          1,100 R&D employees

•          4,000 Industrial Operations employees

•          4 manufacturing sites in Canada, France and the United States

•          Produces vaccines that protect against 20 bacterial and viral diseases

•          Supplies vaccines to customers in 150 countries worldwide and in Europe through a joint venture with Merck & Co., Inc.

Merial

50% animal health joint venture with Merck & Co., Inc.

The activities of Merial, a joint venture between Aventis and Merck & Co., Inc., are not included in this report.

Non-Core Business

Aventis Behring

•          Nearly 6,200 employee worldwide

•          Environmental, health and safety data are presented in an appendix of this report for Aventis Behring, which is in the process of being divested.

Equity interests in:

•          Rhodia (15.3%)

•          Wacker (49%)

•          DyStar (35%)

We plan to divest all non-core businesses by year-end 2004.

Vision and Strategy: Attaching Value to a Sustainable Future

As one of the world’s largest pharmaceutical companies, we understand that our activities can impact – and be impacted by – stakeholders at all levels of society, in all areas of the world. We live in a world of dynamic forces, but one thing remains certain: our long-term success depends on our ability to operate in a sustainable manner. At Aventis, we define sustainability in terms of how our performance as a company contributes to economic growth, social progress and environmental protection in the broader community. Financial performance is no longer the sole measure of any company’s success. Social and environmental criteria, as well as economic factors beyond traditional corporate financial indicators, are now more than ever before included in the assessment of a company’s value and have become the key components of the sustainability equation.

Our actions must be transparent and accountable. We want to engage with the full range of stakeholders: employees, consumers, the communities in which we operate, national and local governments, the financial community and non-governmental organizations, among others. Our stakeholders want and have a right to know what products and services we offer and want to be assured that we are developing, manufacturing and marketing to meet the highest ethical standards. At the same time, we are responsible to our shareholders and employees for ensuring the long-term economic growth of our company.

We have long subscribed to sustainable development as a guiding principle and key strategic goal of our business activities. In 2003, we made additional concrete steps in becoming a more sustainable company – from the development of a key new policy that sets out our approach to sustainability to creative approaches to imagining the future of medicine.

Aventis and the United Nations Global Compact

In addition to researching and developing innovative products for world markets, Aventis contributes to more sustainable markets by respecting and shaping the political and societal frameworks of the markets in which we operate. To provide a platform for these beliefs, Aventis has signed the United Nations Global Compact. The aim of the Global Compact, which was launched by U.N. Secretary-General Kofi A. Annan, is to strengthen a mutually beneficial relationship between markets and society in the context of globalization. Implicit to this report and the Aventis Sustainability Policy is our commitment to the nine principles of the Global Compact. As a signatory to the compact, we recognize our role in building a fairer society and the protection of human rights, abiding by core labor standards on freedom of association, child and forced labor, anti-discrimination and environmental protection. We embrace these universal principles and have established a code of conduct and policies that ensure their implementation.

This 2003 Sustainability Report documents our company’s progress in meeting the spirit and intent of the Global Compact. The Aventis 2002 Sustainability Report has been recognized as a best practice by the United Nations and is available as a link on the Global Compact Web site (www.unglobalcompact.org).

The Aventis Sustainability Policy:
Key to Achieving Our Vision and Strategy

The Aventis Sustainability Policy is the foundation for our vision and strategy to address our triple bottom line (i.e., social, economic and environmental) performance. Based on the Aventis Values, the policy brings together the key elements of the Aventis Sustainable Healthcare Policy and EHS Policy and outlines our approach to achieve sustainable success in the interests of the company, our employees and all stakeholders.

As part of the company’s commitment to our Sustainability Policy, in 2003 we established a new, executive-level management committee called the Aventis Responsibility Council (ARC). Among its responsibilities, the ARC sponsored the development of the Aventis Sustainability Policy and provided oversight of this report. The ARC meets regularly to discuss issues related to sustainability and corporate responsibility at Aventis and in the coming year will communicate the Sustainability Policy and its intent to all employees.

In order to tackle the key issues facing our industry, Aventis has taken the concept of sustainable development a step further. Promoting access to medicines, preventing disease and contributing to adequate healthcare systems on a global scale are core elements of an approach we refer to as sustainable healthcare. We view sustainable healthcare as a business challenge to improve the quality of human life and deliver effective and cost-efficient healthcare solutions. At the same time, it is a shared obligation between business, governments and civil society organizations and a collaborative effort that requires actively engaging our stakeholders.

We believe that we can best deliver on our commitment to sustainable healthcare through our products and services. As an innovation-driven company, Aventis is dedicated to finding new ways to satisfy the unmet medical needs of people around the world. We believe there will be rewards for companies that creatively face up to this challenge, because unmet medical needs represent market opportunities for those who can provide products and services that improve the health and well-being of people everywhere.

Our journey toward sustainable healthcare thus has a two-fold dimension. First, the concept of sustainable healthcare helps us develop our business in line with society’s needs and expectations. We can accomplish this by providing not only pharmaceuticals but also disease management solutions. Second, by making sustainable healthcare a key element of our strategy, we can better face the challenges of our industry, most notably the discussions concerning innovation with responsibility, intellectual property rights and access to healthcare.

Pharma Scenarios for Sustainable Healthcare: Preparing for the Future

The pharmaceutical industry constantly faces changes and challenges, which often also raise uncertainties and concerns in society at large. They include: new regulatory approaches (for example, greater emphasis on generic drugs by national health systems and medical insurance companies); declining acceptance of higher drug prices to reflect their research and development costs; and new social and political expectations (for example, new threats such as the SARS epidemic and biological or chemical terrorist warfare).

But what about the long-term challenges – how can Aventis prepare itself for the challenges facing the world in the next ten to 15 years? Given the length of time associated with new product development, products that are in the early phases of the research and development process today will not become available to patients for at least a decade. Identifying the impacts of potential scenarios ten or more years in the future is an important planning tool for Aventis. This is the driver for the pharma scenario project at Aventis.

The objective of the scenario project is to help clarify strategic risks and opportunities resulting from unexpected changes and then develop appropriate strategies to meet these long-term challenges. Given the commitment of Aventis to sustainable development, these strategies must support the company’s role in contributing to sustainable healthcare.

Senior Aventis managers, as well as external stakeholders, have been involved over the past two years in this innovative project. Aventis has identified a small number of plausible but quite different scenarios of what the world will be like in ten to 15 years. These scenarios may then be used as a backdrop to test present and future strategies in all areas of sustainable healthcare.

Today, we are working on four different scenarios based on two factors we have chosen as the most significant unknowns likely to affect our business. The first concerns transparency: the extent to which governments, investors, patients, insurance funds, nongovernmental organizations (NGOs) and voters will demand access to comparative data concerning pricing, effectiveness, safety and quality.

The second unknown is the degree of public responsibility: will healthcare increasingly be seen as a public responsibility, to which every patient is entitled? Or will it become more of a private responsibility, with the amount of healthcare a consumer receives dependent on how much that consumer is willing or able to pay?

Using these two factors – transparency and responsibility – we generated four quite different descriptions of possible future worlds, as shown graphically below. The interview that follows addresses how these scenarios provide a novel framework for reviewing existing and developing new strategies.

Scenarios shift the driving question – when thinking about the future –
from “will it happen?” to “what would we do if it did happen?”

Valuing the Future through Pharma Scenarios:
An Interview with Volker Straub

We spoke with Volker Straub, member of Aventis Corporate Public Affairs group in Strasbourg and liaison delegate to the World Business Council for Sustainable Development (WBCSD) about sustainability and the Aventis Pharma Scenarios for Sustainable Healthcare.

What is the value of the Pharma Scenario project to Aventis?

Scenarios describe possible landscapes in which future challenges, dilemmas and opportunities will play themselves out. They provide strong, flexible and durable policy frameworks. Importantly, they shift the driving question when thinking about the future from “will it happen?” to “what would we do if it did happen?” I therefore expect that working with scenarios will increase our capacity to move from a risk-and-cost reduction perspective to a value-driven perspective. Also, having thought through divergent yet plausible alternatives beforehand, we will better understand and interpret emerging issues, we will be less surprised by the future, and we will be able to respond faster.

How do you plan to use the scenarios and how do you see the role of Aventis going forward with the sustainability agenda?

The scenarios provide us with a common frame of reference for testing current strategies and discussing possible alternatives for the future. Additionally, emerging sustainability issues of the kind raised by the scenarios will be discussed with our stakeholders to jointly shape a robust sustainability agenda.

It seems clear that the way forward will be characterized by partnerships between different stakeholders in the markets in which we operate. International companies like Aventis will be expected to play a central role in these partnerships and will at the same time be challenged to be more transparent and accountable for their actions.

Can you indicate in concrete terms how this might be done?

Making use of the scenarios allows us to engage in constructive debate, both internally and with external stakeholders, that is unlikely to take place otherwise. Why? Because we are shaping the future, rather than arguing about the present.

To apply the scenario tool to our strategy development work, we can review the existing strategies against questions such as: How do they hold up in these different views of the future? What changes are necessary so that they hold up better? What new strategies are possible to exploit the wider landscape of the future? What is the risk profile under these different scenarios, and do they need to be readjusted?

I am convinced that the scenario approach, which makes us think through divergent yet plausible alternatives beforehand, will allow us to read signals earlier and better and to be less surprised by the future. The benefit will be a faster and more coherent response to future challenges.

Governance: Valuing Ethics and Accountability

Aventis is committed to conducting business in a fair and ethical manner and upholding high standards in our treatment of each other. Our success depends on the legal and ethical behavior of every Aventis employee. Acting with fairness, honesty and integrity is every employee’s responsibility and obligation. In addition, our executives and the members of our Management Board and Supervisory Board have an obligation to ensure the highest standards of integrity and honesty to our stakeholders.

Corporate Governance

Aventis is organized under French law as a stock corporation (société anonyme) with a two-tier governance structure, consisting of a Management Board (Directoire) and a Supervisory Board (Conseil de Surveillance). The two boards are separate and no individual may simultaneously serve as a member of both. All the members of the Supervisory Board are non-executive directors and a majority is independent. As leaders in their respective professions, they possess a wide range of qualifications and experience relevant to the oversight of issues of material importance to the Group.

Committees of the Board

Within the Supervisory Board, there are three committees, each of which has a defined set of governance responsibilities. The role of the Strategy Committee, the Finance and Audit Committee and the Nomination and Compensation Committee is to review and prepare certain actions of the Supervisory Board. Within their areas of competence, the committees make proposals and recommendations and provide opinions.

Shareholder Recommendations

Shareholders or shareholder groups representing the minimum number of shares stipulated under French corporate law and employees, through the works council, are entitled to advise the management of the company by proposing resolutions or agenda items during a period of ten days after the legal publication of the meeting notice for the annual general meeting of the company. The Aventis shareholders committee is another forum through which shareholders can communicate with management, and it is described in more detail in the Economic Performance section of this report.

Governance Practices

Aventis is participating in discussions concerning better corporate governance practices. Our Group is listed on Euronext Paris, the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange. We are implementing, as they become final, the new legal and regulatory provisions on corporate governance for each exchange, as well as the new recommendations in France, Germany and in the United States to the extent they are compatible with the French legal requirements to which Aventis, as a French company, is bound.

Internal rules of the Supervisory Board define the role and powers vis-à-vis the Management Board, supplementing the existing legal provisions and the Aventis by-laws. These internal rules also define the functioning of the Supervisory Board and the role and powers of the committees of the Supervisory Board. They also describe the main professional ethics rules and code of conduct.

In addition, Aventis has in place an internal code with regard to compliance rules, which represents the procedures, guidelines and restrictions applicable to Aventis directors, officers and employees for trading in Aventis shares, including the prohibition of certain insider transactions during blackout periods in connection with the publication of financial results. The Aventis compensation policy aims to be competitive with the leading companies in the pharmaceutical industry. The total compensation received by the Management Board includes a fixed portion and a variable portion based on the Group’s performance objectives and on individual targets.

More information on the Management Board, the Supervisory Board and its committees can be found in Item 6 of the Aventis Annual Report for 2003 on Form 20-F as filed with the U.S. Securities and Exchange Commission.

Aventis is driven by a culture of integrity and respect for people that makes complying with applicable laws and regulations the way we choose to do business, not just the way we have to do business.

Global Compliance: Implementation Through Organizational Structures and Management Systems

In the highly regulated industry in which we operate, compliance is the cornerstone of our business. From the way in which we manufacture our products to how we market them, we are guided by regulations that govern our conduct. The elements of our global compliance structures and systems are designed to: identify risks before they arise to the extent possible; manage risks after they are identified; and implement processes to prevent similar future risks.

The well-orchestrated coordination of global and regional efforts makes the system of identifying, reporting and reducing risks most effective. Through training, monitoring and implementing specific guidelines applicable to the many countries in which Aventis operates, we strive to ensure that all Aventis employees have the understanding of the Group’s expectations and the tools they need to behave according to the Aventis Values (see page 3).

Supporting Global Compliance through Organizational Structures

Over the last two years, Aventis has launched a number of compliance initiatives through the Global Legal Compliance (GLC) team, which operates under the direction of the General Counsel, who is a member of the Management Board. These initiatives continue to expand to meet the ever-changing demands of operating in the pharmaceutical industry.

In 2003, Aventis appointed a Global Compliance Officer, supported by key cross-functional committees and country-based compliance structures, to be well-positioned to address the realities of the complex environment in which we do business.

Global Compliance Policy Specifies Rules of Behavior

Aventis has set up a compliance team that centralizes efforts to ensure compliance with our values and policies. Our Compliance Policy, which is related to our values, documents rules of behavior related to the workplace.

The Compliance Policy covers areas such as:

•          discrimination

•          protection of sensitive information

•          conflicts of interest

•          participation in political activities

•          good commercial practices

•          offering of gifts

•          respect of free competition

•          environmental, health and safety responsibility

•          informing the financial markets

•          insider trading

•          buying and selling shares

•          relations with authorities

•          contract risk prevention

Global Risk Management

Compliance structures have been put in place and serve as open channels of communication to the Global Compliance Officer. In addition, the following global committees are charged with managing specific issues:

•          Global Risk Council (GRC) is a cross-functional group supporting the Aventis Strategic Risk Officer. The council seeks to identify, assess and ensure management of a wide-range of “business risks” across Aventis, including those risks that have a “compliance” component. Strong linkage with the Global Compliance Structure helps assure efficiency and effectiveness. Committees regularly provide risk updates to the GRC.

•          Global Quality and Compliance Board is an Industrial Operations chaired committee that focuses on Good Manufacturing Practice issues – including recalls, should they be necessary – and includes representatives from a variety of Industrial Operations and Drug Innovation & Approval (DI&A) functions as well as legal.

•          EH&S Review Committee is an Industrial Operations chaired committee that focuses on managing environmental, health and safety risks appropriately for the safety of employees and those at and near Aventis facilities.

•          Corporate Safety Board is a DI&A chaired committee that focuses on the analysis of safety issues involving currently marketed products as well as those in clinical trials. This board includes representatives from Industrial Operations and Commercial Operations.

•          Global Labeling Committee is a cross-functional committee that reviews and revises labels based on safety information and other relevant data in order to create a product’s corporate data sheet. The corporate data sheet includes the minimum information to be contained in each country’s label.

•          Global Privacy Office is a team that leads cross-functional efforts aimed at complying with applicable global data protection and privacy laws and regulations.

With the GLC team providing legal counsel to each of these committees, and with the GLC team’s direct access to the Global Compliance Officer, there is a coordinated and centralized approach to managing the important issues handled by these groups. The Global Compliance Officer, as a member of the Management Board, is able to communicate important issues to the highest levels of the organization.

A Global Helpline for Sharing Issues and Concerns

In addition to these endeavors, the Aventis Global Compliance Helpline is an anonymous way employees can share issues and concerns without fear of reprisal. The helpline operates 24 hours a day, seven days a week, in multiple languages and provides a timely way for employees worldwide to have their voices heard. The helpline, administered by an outside agency, guarantees complete confidentiality, timely investigation and response, and feedback to the caller. Compliance issues or concerns can also be anonymously expressed via the GLC intranet site, which houses global and some country policies as well as links to function and country compliance Web sites, e-learning modules and other useful compliance information.

EHS Governance

EHS performance is a responsibility of all employees. The EHS function reports through Industrial Operations, which manages production and manufacture of ethical pharmaceuticals. The Head of Industrial Operations serves as a corporate-wide champion and sponsor for EHS and reports to the Vice Chairman of the Management Board and Chief Operating Officer, who is the senior leader for EHS issues at Aventis.

The Head of EHS and Quality Operations sponsors a committee of senior EHS leaders. This committee leads development of the EHS strategic plan; establishes common EHS goals, activities and initiatives to drive improvement; and tracks and reviews Aventis EHS performance.

Staying Current with Government Guidelines

In April 2003, the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services issued the Compliance Program Guidance for Pharmaceutical Manufacturers, which outlines legal risks for the pharmaceutical industry and recommends actions that companies can take to promote compliance with federal laws, particularly those relating to Best Price reporting, fraud and abuse. In response to the guidance, Aventis began reviewing and tailoring its policies, as needed, to meet the government’s objectives. While not binding law, the guidance establishes acceptable industry conduct and sets the floor of what the government expects from an effective compliance program. Efforts are underway to begin training seminars at Aventis to teach employees about the guidance and point out where Aventis policies have changed. In further response to the guidance, Aventis is in the process of completing Web-based fraud and abuse training, which we expect to launch in early 2004.

Aventis Policies Addressing Ethical Concerns in Biomedical Research and Development

Aventis has policies in place, and is contemplating the implementation of additional policies, that address some of the more controversial areas of pharmaceutical research and development. Some of these key policies are described in this section. More information, and the full text of our policies, can be found at www.aventis.com.

The Humane Care and Use of Experimental Animals

Aventis is committed to reducing, replacing and refining our use of animals for pharmaceutical testing. Wherever practicable, it is our policy to minimize the use of experimental animals to assess the safety and efficacy of our products for use in humans and animals. It is also our policy that all experimental animals must be treated humanely and properly cared for. Aventis animal facilities and programs must satisfy accepted international guidelines (e.g., ILAR Guide and UFAW Handbook) and must be in compliance with all national, transnational (e.g., European Convention and Directive) and local laws and regulations. The highest standards are applied on a global basis.

Although in vitro systems contribute to the reduction of animal use, they cannot totally obviate the need for animal studies at this time. Therefore, the use of experimental animals is likely to remain as an essential element in biomedical research and development for the foreseeable future.

Animal-Derived Materials Exit Program

In June 2001, Aventis initiated a visionary project that would both give consumers increased confidence in the safety of our products and anticipate the increasingly stringent compliance regulations from national health agencies worldwide.

The Animal-Derived Materials Exit Program (ADMEP), an initiative within Aventis to replace – where feasible – materials in products that are animal-derived with viable non-animal-derived alternatives, is close to achieving its ultimate goals and is nearing completion. More than 500 ADMEP projects have been completed across our chemical and manufacturing sites to date.

Stem Cell Research: A Careful Balance

Aventis is currently conducting research on stem cells to obtain enhanced knowledge about areas like the central nervous system and the cardiovascular system. This knowledge will be used to identify and validate new drug targets (genes) involved in stem cell differentiation; to identify and develop small molecules that can influence differentiation; and to conduct toxicological studies. In its stem cell research, Aventis currently investigates murine embryonic stem cells and human adult and fetal somatic stem cells.

We are clear on our boundaries for conducting research using stem cells. Aventis opposes reproductive cloning of human beings and the production of human embryos for research purposes. Aventis will conduct and pursue human stem cell research only within a specific framework and under specific conditions:

•          Compliance with the relevant national legal requirements.

•          Complete informed consent of the donors is strictly required.

•          In collaborations or alliances with external research institutes, the Aventis principles will form part of the cooperation agreement.

For ethical reasons, wherever possible, animal or adult human stem cells are preferred over human fetal or human embryonic stem cells. Human fetal stem cells will only be used when they are necessary for best performance of the planned scientific studies. Research with human embryonic stem cells will – under the same proviso – be only conducted with already existing cell lines. Should the pursuit of such research confirm the benefit and uniqueness of the assumed potential of human embryonic stem cells, Aventis will opt for the application of these stem cells. However, Aventis would only use embryonic cell lines that are acquired through collaborations and which are derived from in vitro fertilization sources (frozen embryos that would otherwise be discarded).

Pharmacogenomics and Pharmacogenetics: New Technologies Offering Opportunities and Challenges

Aventis has established a pharmacogenomics/-genetics platform in order to strengthen innovation and productivity in DI&A through the application of genomics and genetics technologies and methods. The platform consists of a cross-functional team with members from different functions along the value chain. The task of the platform as a center of excellence is to catalyze the implementation of pharmacogenomics into research and development projects and to advise project teams with respect to regulatory and ethical guidelines.

In this context, Aventis is in the process of developing a policy paper on pharmacogenomics and the use of human tissue. This process also includes the development of concepts on internal and external governance bodies, which will provide guidance and counsel on Aventis pharmacogenomics/-genetics research and biorepository (tissue banking) practices.

Pharmaceuticals in the Environment

Aventis continues to support industry initiatives to study low levels of pharmaceuticals in surface water. Scientists, regulators and the public have become increasingly aware of what is commonly referred to as pharmaceuticals in the environment (PIE). Improved analytical technologies now enable scientists to detect low levels of pharmaceutical compounds in the environment. Evidence strongly suggests that the primary source of these compounds is excretion by patients. The science is still developing concerning the potential impact of trace levels of pharmaceuticals on environmental endpoints. Most of the science is focusing on potential chronic impacts (long-term exposure to trace levels) since it is generally accepted that acute impacts (immediate) are negligible. Endocrine disrupting chemicals pose a more complex issue since there are natural (normal human and animal excretion) as well as manmade sources of these chemicals. Aventis conducts batteries of eco-toxicity and eco-fate studies for new products and testing has been conducted on all current major products. We continue to track this issue.

For more information on other key issues, visit our Web site at
www.aventis.com/sustainability.

Genomics is a term that encompasses scientific activities that use molecular biology and other genetic tools for the determination of the genome and its products (proteins and RNA).

Pharmacogenomics applies this information to identify novel drug targets (drug discovery, drug design and clinical development) and reflects the response of the new drug at the cellular, tissue, individual or population levels.

Pharmacogenetics is a DNA-based research approach that defines the variability in drug response(s) due to genetic factors in individuals or populations.

Economic Performance: Adding Value through Sustainable Business Performance

At Aventis, we develop and market products and services that improve the quality of people’s lives while creating value for our customers, employees, shareholders and society at large. Our consumers expect and deserve access to the best drugs available at the lowest price possible. At the same time, inadequate reward would jeopardize our competitive potential as well as the innovation on which we depend.

The economic performance of Aventis cannot simply be evaluated through the size of our sales and profits. Our economic performance includes both our financial returns as well as our direct and indirect impacts on the economies in which we operate.

There are many key issues, such as product access to markets (including intellectual property rights) and patient access to medicines that have both an economic and social component. We cover product access to markets in this section of the report. Patient access to medicines, including economic factors such as tiered pricing, is discussed in detail later in this report under Social Performance.

Disease Area Emphasis For Drug Discovery

•          Diabetes/metabolism

•          Oncology

•          Human vaccines

•          Central nervous system disorders

•          Cardiovascular diseases

•          Inflammation (including respiratory)

Product Access to Markets

As with all innovative firms, protection from unfair competition through copying is important for Aventis. The fact that bringing new innovative medicines to market takes ten or more years and many hundreds of millions of euros makes this need even more essential than in other industries.

Importance of Intellectual Property Rights

The main protective mechanism for our intellectual property is patents, which give twenty-year exclusivity to the patent owner. It is important to note, however, that this period of exclusivity is generally more than half over by the time a medicine reaches the market. Another crucial component is data protection, which prevents new data that are expensive to generate to be commercially used by competitors during a period of up to ten years, depending on various country regulations.

Without exclusivity provided by patents and data protection, the private investment necessary for the development of new medicines could not be justified and patients would be deprived of innovations necessary to meet their medical needs and improve their quality of life. This has been the case for as long as the pharmaceutical industry has existed.

Condensed Balance Sheet	(in € million)
Aventis Group	2003	2002

Marketable securities, short-term deposits, cash	1,125	1,299
Other current assets	7,469	8,347
Assets held for sale	1,182	–
Investments and other assets	4,763	5,828
Property, plant and equipment	4,130	4,455
Intangible assets	9,608	11,144
Total assets	28,277	31,073

Current liabilities	6,839	7,513
Liabilities held for sale	391	–
Long term liabilities	5,361	7,225
Debt	5,085	4,752
Minority interests	167	159
Amortizable preferred securities	–	89
Stockholders’ equity	10,434	11,335
Total liabilities	28,277	31,073

Core Business Sales by Country (1)

	(in € million, except percentages)
	2003	2002	Activity variance (%)	Total variance (%)
United States	6,375	6,859	11.1%	–7.1%
France	2,187	2,295	–4.7%	–4.7%
Germany	1,078	1,086	–0.7%	–0.8%
Japan	847	923	1.5%	–8.3%
Italy	640	628	1.9%	1.8%
United Kingdom	487	448	19.5%	8.6%
Canada	397	387	9.4%	2.7%
Spain	362	328	10.4%	10.4%
Mexico	344	396	13.7%	–13.3%
Brazil	239	287	–0.1%	–16.5%
Subtotal	12,956	13,639	6.5%	–5.0%
Percent of total	77.2%	77.5%

Other countries	3,835	3,952	4.0%	–3.0%

Total Net Sales	16,791	17,591	5.9%	–4.5%

(1) Does not reflect the Merial animal health joint venture and the Aventis Pasteur MSD human vaccines joint venture, which are accounted for using the equity method. A breakdown of sales is found in Note 26 to the Aventis consolidated financial statements.

Exploring Some of the Broader Issues [3]

While we have firm beliefs about the economic importance of innovation, Aventis recognizes that there are diverse perspectives on this issue and differing ideas to reconcile competing interests. We spearheaded a project run by the World Business Council for Sustainable Development (WBCSD) that explored controversial questions related to intellectual property rights.

The project focused on access to human genetic resources, protecting traditional knowledge and access to essential medicines. It has challenged existing intellectual property right regimes and promoted a dialogue to seek common solutions with a diverse group of stakeholders from Africa, Europe, North America, South America and Asia.

The project results serve Aventis as a basis for its ongoing activities related to the overall concept of sustainable healthcare, including a recently launched WBCSD project aimed at bringing the future landscape of sustainable healthcare into a clearer and sharper focus. It will address the key sustainability issues facing the industry – such as access to healthcare, health economics in developed and developing countries, the social impact of innovation and new technologies – and try to find ways to create a framework that allows business to contribute effectively to sustainable healthcare, while improving business performance.

Meeting Regulations and Standards

Aventis is committed to complying with the highest internationally recognized standards – Good Laboratory Practices (GLP), Good Clinical Practices (GCP) and International Committee on Harmonization (ICH) guidelines – in every step of the research and development (R&D) process. This enhances our ability to meet the requirements of the most demanding regulatory agencies in the world. By complying with these stringent standards, we maximize the number of countries that will accept our products and thereby improve access of our products to markets, and patients, throughout world. In parallel, Aventis encourages regulatory agencies to constantly enhance the quality and speed of their review processes so that patients can benefit as soon as possible from innovative new medicines.

In highly regulated healthcare systems, especially in Europe, we have seen that reimbursement authorities (governments and private insurers) are increasingly restricting access to new medicines as part of cost containment measures. The systems in most EU member states lead to marketing delays significantly exceeding the agreed 180-day limit. Similarly detrimental restrictions on patient access are appearing in the U.S. commercial market in the form of cost shifting, prior authorization, three tier co-payment and forced over-the-counter switches. We are concerned that this may lead to a decline in the quality of treatment that patients receive. We therefore encourage transparent and timely decisions by relevant authorities, removing any undue hurdle or delay preventing the timely marketing of innovative medicines.

Marketing Code of Conduct

Aventis requires that only open, transparent and legally and ethically acceptable means are used to promote its products. This is formalized by internal guidelines and processes for the review and approval of promotional material, as well as industry-wide codes such as the IFPMA code (International Federation of Pharmaceutical Manufacturers Association) and the Pharmaceutical Research Manufacturers Association’s (PhRMA) recently updated marketing code that governs the pharmaceutical industry’s relationships with physicians and other healthcare professionals.

The Aventis Shareholders Committee: A Consultative Body

The Aventis Shareholders Committee is a consultative body of twelve individual shareholders, helping to develop quality shareholder communication. The members of the committee are not Aventis employees; rather, they are the representative individual shareholders informing management of individual shareholder viewpoints and their main concerns. The members participate in strategic planning of projects, in producing documents to be given to shareholders, in preparing the Annual General Meetings and in attending shareholder meetings.

In order to maintain a good balance in the composition of the committee, criteria such as professional background, age, gender and nationality (given the international reach of the Group) are always taken into account. Moreover, representatives of shareholders associations also belong to the committee.

The existence and seniority of the Shareholders Committee, its mission and the interaction during its meetings are evidence of the Aventis commitment to engaging in a real dialogue between the Group and its shareholders.

Sustaining Value For Shareholders: An Interview with René Pernolet

We spoke with René Pernolet, Professor at Dijon University (France) on his role, his goals and his achievements as a member of the Aventis Shareholders Committee.

Why did you join the Aventis Shareholders Committee?

I take a passionate interest in industry in general and the pharmaceutical business in particular. My involvement in the committee helps me better understand the constraints and challenges of the pharmaceutical industry. It also helps me learn more about the strides research is making to develop new drugs that meet people’s growing needs.

What do you think you can contribute to the organization?

I bring the viewpoint and the ideas of a deeply engaged shareholder, who is also a potential patient, proud of the men and women who invest their time and energy in improving everybody’s life. While sharing my knowledge and interest in Aventis with other shareholders, I can also help the Group in getting new individual shareholders.

Could you mention one of the committee’s suggestions that was included in the Group’s communication?

The committee suggested that Aventis focus its communication more on its drugs and vaccines and their therapeutic benefit for patients. Management was planning to move in that direction anyway, but I like to think that our committee might have influenced their decision. The Aventis shareholder letter recently launched is a good illustration of the new communication strategy that fully meets individual shareholders’ expectations.

Socially Responsible Investing

In September 2003, Aventis was chosen for inclusion in the Dow Jones STOXX Sustainability Index for the first time, adding to our existing membership in the Dow Jones Sustainability Indexes (DJSI) World Index. The STOXX Index is more selective, tracking the financial performance of the top 20% of companies in Europe in terms of sustainability among the Dow Jones STOXX 600 Index component. Aventis has not achieved admittance to the Dow Jones Euro STOXX Sustainability Index, which is the most selective of the three indexes.

Since 2001, we have been accepted for membership every year in the broader DJSI World Index, which includes more than 300 companies from 22 countries. Aventis is also a member of other sustainability indexes, including the FTSE4Good European Benchmark.

DJSI companies are selected based on their economic, environmental and social performance. The assessment process includes a lengthy, comprehensive questionnaire and also draws on other sources of information (e.g., the media, stakeholders, etc.). SAM Research Inc., a Zurich-based investment group that developed the indexes with Dow Jones, conducts a review of Group operations. More information about the selection process is available from the DJSI Web site (www.sustainability-index.com).

In its evaluation of Aventis, SAM noted several areas of excellence, including waste and water eco-efficiency, leadership in EHS reporting and comprehensive, publicly available corporate policies on stem cell research, biodiversity and the use of animals in research. Areas for improvement include greater transparency with respect to ethical marketing standards and responsible lobbying and more fully addressing the challenge of improving access to drugs for developing countries.

Supply Chain Management Contributes to Our Success

At Aventis, we view our supply chain holistically as business processes, information and product flows – from planning of the first purchase of a raw material right through to the receipt of the finished product by the final customer.

Supply Chain Management Processes

By its very nature, supply chain management is a significant contributor to the success of any company. In the pharmaceutical industry, where patients’ health and well-being depend on the continuous availability of high quality products, it is crucial. Yet, supply chain is not always well understood. What is it, and what principles should be applied? Who owns the supply chain processes, and who supports them? For processes along the chain, several strategic options must be decided.

Aventis has established a Supply Chain Charter that summarizes key aspects developed and agreed upon in order to foster transparency and facilitate a better understanding of the Aventis supply chain and its processes, ownership and individual responsibilities. The charter addresses all the steps and processes along the Aventis supply chain. We have found that supply chain business processes are most effective when developed and maintained under sole leadership. Global business process ownership for the entire supply chain is within Product Development and Supply. Day-to-day management of detailed supply chain processes, on the other hand, should occur directly between the customer and the supplier. Within the industrial context, this means that the site producing the active ingredient, for example, will ship it directly to the manufacturing site that formulates the product for its customer – whether that is an Aventis site or an external party. In any case, the Aventis manufacturing site will deliver the product directly to a distribution center.

A key focus is on creating direct customer-supplier relationships in the physical product flow and the information flow of our product supply chains. For that reason, a majority of our suppliers are located in our major markets – France, Germany, Japan and the United States.

External goods and services

(total amount spent on purchasing, approximate, billions)
North America	€ 2.6
Germany	€ 1.0
France	€ 1.9

Our compliance policy states our expectations regarding business ethics for suppliers of goods and services. Through our relationships with suppliers, we strive to enforce ethical business behavior and to support worldwide core labor standards, as defined by the International Labor Organization.

An indicator of our respect towards suppliers is how timely we submit payments. Based on data provided by the third-party rating agency Dun and Bradstreet, Aventis has earned a “good” credit rating, which means that payments are within terms.

For more information on supply chain management, including our diversity program, key account management and policy, and key supplier programs, visit www.aventis.com/sustainability.

Sourcing Raw Materials in Low Cost Countries

Quality and purchasing functions at Aventis have joined forces to implement Sourcing in Low Cost Countries (SILCC) – a complex and comprehensive process for obtaining high quality items and materials at the lowest possible cost and at minimum risk. It increases our competitiveness versus companies that do not source from those countries or purchase low cost products at high risk. In 2003, SILCC delivered over € 30 million savings.

Global coordination of purchasing activities is indispensable to the process. A consistent approach is used when dealing with suppliers. This approach is employed though supplier selection, pricing and terms, and the phase out of the use of brokers. There are two imperatives to the strategy:

•          No compromises of quality or compliance are tolerated.

•          Material suppliers must be validated in order to become part of the Aventis supply chain.

The validation process, which takes approximately two years, includes effective supplier development and management through audit qualification and continuous improvement requirements. Once the supplier is qualified, sampling, pre-audits, audits and action plans are employed to ensure that EHS and Quality criteria are being met. If gaps are identified, assistance is provided to the supplier in order to help it reach the required Quality and EHS standards. The concept is to make the supplier meet global sourcing standards so their materials can be used anywhere in the world. The partnership that develops between Aventis and the supplier aims to secure a long-term supply benefiting both companies.

Supply Chain Class A Performance: Effectiveness in Processes for the Benefit of Our Customers

The supply chain of the two French production sites of our vaccines business, Aventis Pasteur, have been certified Class A for industrial excellence, joining the company’s two North American sites that are already rated Class A. This world-class standard, developed by Oliver Wight International over 30 years ago for logistics, distribution and manufacturing professionals, appraises a company’s effectiveness in executing its business processes. It is used as a benchmarking process to help companies continuously improve their ability to provide the highest level of service to customers. For more information, visit www.aventis.com/sustainability.

Promoting Diversity in the Supply Chain

At Aventis, we are integrating diversity into our business through supplier diversity efforts, such as a database for Aventis purchasers to use in sourcing small, disadvantaged and women-owned businesses. John Betancourt, President and founder of Intelleges (www.intelleges.com), which developed and maintains this database, shares his perspective on the commitment by Aventis to supplier diversity.

Aventis was one of our first customers, about two years ago. They shepherded the process and helped in defining requirements. Our Web-based application provides four services to Aventis: outreach to current and potential suppliers so they will let Aventis know if they are small, women-owned or disadvantaged; a supplier registration site that is integrated with the Aventis Web site; independent data verification to validate that suppliers have represented themselves accurately; and Web-based access to the supplier information through a searchable database for all Aventis staff. With this database, Aventis is able to access a pool of diverse suppliers through a streamlined, reliable and integrated process.

Aventis is leveraging technology in order to meet its commitments to reach out to small and disadvantaged suppliers proactively while maintaining the integrity of its procurement systems.

Aventis is absolutely a leader in this area. Intelleges is itself a small, disadvantaged HubZone certified company. Like a ripple effect, Aventis is using a small, disadvantaged company to encourage and enable many more diverse companies to become suppliers. Aventis is demonstrating with its actions its commitment to promoting diversity in its supply chain.

Contributing to the Advancement of the Pharmaceutical Sector through Business and Industry Associations

Working with our peers from other pharmaceutical companies, Aventis actively contributes to ensuring a strong and vibrant future for the pharmaceutical sector.

•          Aventis is a member of the European Federation of Pharmaceutical Industries and Associations (EFPIA), which represents the pharmaceutical industry operating in Europe.

•          Aventis belongs to the Pharmaceutical Research Manufacturers Association (PhRMA), which represents America’s leading pharmaceutical and biotechnology companies.

•          Aventis is a member of the International Federation of Pharmaceutical Manufacturers Associations (IFPMA). Member companies of the IFPMA are the major global research-based pharmaceutical and vaccine companies.

•          Aventis is a member of the Biotechnology Industry Organization (BIO), a trade association of biotechnology companies.

•          Aventis Pasteur is a member of the European Vaccine Manufacturers (EVM), a specialized group created within EFPIA in order to define and convey the industry’s views on vaccine-related issues to public health and regulatory authorities.

Social Performance: The Value of Health and Social Responsibility to Society

At Aventis, we understand our social responsibility in relation to those people suffering from diseases as well as to those affected by their suffering. For us, treating disease means more than marketing drugs.

Health problems are also social problems. Disease always strikes one person at a time, but every disease always affects many more than just the afflicted person. It affects his or her family and friends, colleagues and the medical professionals who seek to provide help – from doctors and nurses to hospitals and healthcare organizations. The money needed to adequately treat people suffering from disease is enormous. But the costs for medical treatment are only one part of the price that must be paid. A far greater cost represents the inability of a sick person to lead a fully productive and satisfying life while contributing to society. Medicines can substantially reduce these social and economic costs.

At Aventis, we see our financial goals within a larger context of social responsibility. As we strive to meet our financial goals, we are aware that the true value of any innovative drug can only be fully appreciated within the larger context of society. As we critically focus on the costs of a drug, we must not lose sight of the greater – financial and social – costs that it prevents and the contribution it can make.

The diseases we focus on at Aventis – cancer, diabetes, arthritis, cardiovascular diseases, allergies, infectious diseases and children’s diseases like polio, to name a few – afflict literally tens of millions of people around the world. The number of people giving personal and professional support to those suffering from these diseases is in the hundreds of millions.

Aventis creates meaningful and sustainable improvement in the health of people across the globe through a variety of programs, partnerships and innovations. Collaborative efforts with communities make it possible for us to implement our sustainable healthcare strategy – promoting access to medicines, preventing disease and contributing to adequate healthcare systems.

In his studies, Frank Lichtenberg, Courtney C. Brown Professor of Business and research associate at Columbia University, U.S., has shown that spending more money on drugs helps lower expenses on surgery and hospitalization. In addition, he has demonstrated that new drugs have three types of benefits:

•          Net decrease in overall medical expenditures.

•          Reduced limitations on work and other activities.

•          Increased longevity.

In aggregate, he concludes, the benefits to society of new drugs exceed their costs. (See I. E. Frank Lichtenberg, The Impact of New Drug Launches on Longevity: Evidence from Longitudinal, Disease-Level Data from 52 Countries, 1982-2001).

Innovation: An Essential Ingredient to Sustainable Healthcare

As in any company, at Aventis there are many areas where social responsibility plays an important role: by respecting our employees, by making our production processes and products safe for employees, patients and the environment, by taking an active role in the community as corporate citizen, by assuring the transparency of what we do to stakeholders, by being open to criticism in dialogue and willing to change for the better – to name just a few examples. But as a pharmaceutical company, we have the greatest responsibility where we can make the greatest contribution – by meeting unmet medical needs in important diseases affecting large patient populations. Because of this, we define our responsibility in terms of innovation. Innovation is the core of our corporate strategy.

For many people innovation in the pharmaceutical business means science and technology. Without top-notch researchers and state-of-the-art technology, there can be no innovation. But this is only one side of the story.

From the viewpoint of patients and society, innovation has a more fundamental meaning. It means being offered an opportunity now that was not previously available. The difference is decisive: the patient suffers less and enjoys a better quality of life. What this means in day-to-day life, from year to year, can be seen especially clearly in the case of diabetes.

Fighting Diabetes: An Example of our Engagement

About Diabetes

Diabetes is a metabolic disease in which the body either does not produce or does not properly use insulin. Insulin is a hormone required by the body to convert the sugars, starches and other foods into the energy needed to sustain daily life. There are two main forms of diabetes. Type 1 diabetes is a disease in which the body produces no insulin. It usually is diagnosed in children and young adults. Type 2 diabetes – often called acquired diabetes – results from insulin resistance. The body produces insulin, but fails to use it properly.

Both forms of diabetes are serious, but Type 2 diabetes is often much more dangerous. The symptoms in Type 1 diabetes are usually clear and the onset is dramatic. Victims confront the seriousness of the disease from the very beginning and have no alternative to seeking medical help. Type 2 diabetes develops over years and often goes undiagnosed once it has struck. By the time Type 2 diabetes is finally diagnosed, diabetes-related damage to eyes, blood vessel, kidney and nerves may have already occurred. More than 90% of the diabetes cases diagnosed are Type 2.

The exact causes of diabetes are not known. Type 1 may be caused by damaged beta cells in the pancreas, where insulin is produced, or possibly by an autoimmune reaction triggered by a virus. Type 2 diabetes is closely connected to cultural factors, such as lack of exercise, obesity and improper diet.

According to the World Health Organization, some 30 million people suffered from diabetes in 1985. By 1995, the number had risen to 135 million, by 2000 to 177 million, and the number of diabetes cases worldwide is expected to exceed 370 million by 2030.

The Quality of Life

In developed countries, diabetes claims on average around eight percent of total health budgets. According to some experts, in some countries the economic impact of diabetes could be greater than that of AIDS. By way of comparison, a low-income family in India can pay as much as 25% of family income to treat an adult with diabetes. In the United States the corresponding figure for a child suffering with diabetes is ten percent of family income. According to a study released by the International Diabetes Federation, annual healthcare costs of diabetes for people aged between 20 and 79 are more than US$ 153 billion (€122 billion) annually. According to the Diabetes Atlas Report, total direct spending on diabetes could be as much as US$ 396 billion (€316 billion) by 2025.

Statistics report quantities. Patients speak about something else: the quality of their life. They tell a story about things that are not so quantifiable – inconvenience, pain, destroyed relationships, lost jobs, disability, increasing debt, isolation, depression and fear that their life could be prematurely cut short.

Diabetes is chronic and currently incurable. But there are reasons for hope. In some cases diabetes can be prevented. In almost all cases it is treatable.

The Aventis Response: Innovative, Comprehensive, Future-oriented

At Aventis, we have a long and successful tradition in the field of diabetes. In the past few years we have continued to combine our experience with extensive research. We use the newest technologies in insulin production and offer patients a wide range of therapies currently available. We are applying the knowledge we have in our other therapeutic areas to better understand the dangerous complications diabetes can cause, for example, to the cardiovascular and nervous systems.

At the Höchst Industrial Park in Frankfurt, Germany, we recently opened the world’s largest and most modern biotech insulin production plant. This is major step toward guaranteeing that both the quality and the quantity of insulin needed to treat the growing number of diabetes victims will be available.

Our efforts towards better production processes and innovative products are complemented by initiatives in numerous countries to raise the awareness about the seriousness of diabetes and about the ways to prevent and control it. In the case of diabetes, as in the case of all diseases we focus on, we believe that education initiatives are essential. For us, education and innovation go hand in hand.

Education: The Key to Prevention and Control

We consider it one of our primary responsibilities to society to help people worldwide understand what diabetes is – its causes, symptoms, possible complications as well as the most current treatment options. Products alone don’t help in the battle against diabetes. Early diagnosis is crucial and – especially in Type 2 diabetes – possible. Innovative products make control and treatment of the disease easier, but only if patients know how to read their symptoms and are trained to correctly use the therapies their doctors prescribe.

We believe that developing comprehensive and innovative education initiatives is as important as developing innovative therapies. Without education, the most effective drug is less effective. This comprehensive approach is an expression of our conviction that simply selling products is not enough.

Awareness Activities to Fight Diabetes

In November 2003, Aventis supported and participated in World Diabetes Day, the primary global diabetes awareness campaign organized by the International Diabetes Federation in collaboration with the World Health Organization (WHO). Aventis also actively supports a number of other activities to fight diabetes.

European Union Policies to Improve Control and Management of Diabetes

In an effort to promote clear and strong policies to control diabetes in Europe, Aventis joined forces with the International Diabetes Federation (IDF) to bring first hand experience and knowledge of the accessibility and effectiveness of A1C glycemic control by bringing A1C testing to the European Parliament premises on November 4-6, 2003. Nearly 700 in-depth blood glucose or A1C tests were performed on Members of European Parliament, EU Commission officials and key EU policymakers. In Europe, 32 million people suffer from diabetes, a figure four times higher than ten years ago, and yet, there has been no coordinated European Union initiative or action to tackle this problem.

National Programs to Control Blood Glucose Levels

Aventis sponsors a number of programs in several countries worldwide to increase awareness of the importance of glucose control. A1C reflects blood glucose levels over a two to three month period; it is generally considered the preferred standard for assessing glycemic control. For people with diabetes, an A1C of less than seven percent is the recommended benchmark for proper glucose control.

In the United States, Aventis is sponsoring a three-year, stepwise plan of action aimed at reversing the growing trend of uncontrolled diabetes in the United States. The program, called “Aim. Believe. Achieve. The Diabetes A1C Initiative™” was launched by the American Association of Diabetes Educators (AADE), the International Diabetes Centers (IDC) and Taking Control of Your Diabetes (TCOYD) and endorsed by U.S. Secretary of Health Tommy Thompson and 80 national, local diabetes, health, medical and civic organizations, as well as national, state and local policymakers in 17 cities nationwide. More information is available at www.diabeteswatch.com/A1C.

In France, Aventis was a partner in an A1C public information campaign for the prevention of complications in diabetes. “Are you a diabetic? Remember seven and make sure you are under,” was the subject of the first national public and diabetic awareness campaign launched in November 2003 by Aventis, the AFD (the largest association of diabetic patients in France) and Alfeédiam (a scientific association specializing in diabetes research). The campaign ran on national radio stations and in the national press with the highest readerships (Paris Match and le Journal du Dimanche among others). At www.zoomdiabète.com, Aventis France offers extensive online resources.

In Germany, Aventis launched the first nationwide A1C awareness campaign to make both doctors and patients aware of the importance of the A1C level and of keeping it below seven. This campaign was supported by the largest diabetes self-help group in Germany, the German Association of People with Diabetes (DDB). Comprehensive educational materials were distributed to doctors and patients nationwide. More than 16,000 patients took part in a survey, gave information about their glucose levels, and learned more about the meaning, importance and level of A1C. A separate platform was set up on the biggest diabetes Internet portal at www.diabetes-world.net. Pages offering extensive information for both patients and doctors were also created at www.HbA1c-info.de.

In the United Kingdom, we implemented a program in four regions to educate patients about the importance and significance of A1C testing. It included a call-to-action for patients to speak with their healthcare provider about their own A1C and how to achieve the proper glucose levels.

And in Japan, Aventis introduced initiatives addressing diabetes patients and those confronting the risk of diabetes. Basic information about the disease, how to live with it and how to prevent it is offered. Aventis also is working with celebrities suffering from diabetes in an attempt to increase awareness in the general public.

Awareness Activities to Fight Diseases: A Valuable Contribution to Public Health

In our efforts to combine drug innovation with innovative educational measures, we have also developed programs to increase awareness about the other diseases for which we offer therapies. The activities listed below provide some examples of our other programs and how they work. They are continually being developed further to include the most up-to-date information and be reach as many people in need of help as possible.

Cancer

According to the World Health Organization, more than ten million people are diagnosed with cancer every year; more than six million people die from cancer annually. In the next 20 years these numbers are expected to increase by up to 50%. However, up to one third of new cases could be prevented and another third effectively treated through early detection and treatment. Our programs thus are aimed at three areas: 1) Preventing cancer by educating about the importance of providing healthy food and avoiding exposure to carcinogens, especially from smoking; 2) Providing information about early detection and therapy options; and 3) Improving the quality of life for those suffering from cancer.

Disease awareness initiatives are based on the belief that education means empowerment: the more resources a patient has, the better she or he will be able to confront cancer and its affects on everyday life.

Women and Cancer

Aventis is offering comprehensive support for women with cancer.

In the United States, through the Living With It program, women with breast cancer receive a resource notebook containing advice about diet and exercise, financial matters, insurance guidance and personal relationships. Participants receive subsequent mailings addressing important subjects such as managing chemotherapy side effects, breast reconstruction options and new research findings in conventional and complementary medicine. Since its launch, Living With It has been expanded to include information on early stage breast cancer and lung cancer. The program is available through oncologists, the Web (www.livingwithit.org) and via a toll-free number.

In Canada, Aventis is the principal pharmaceutical sponsor of the highly respected Look Good Feel Better program in Canada. Its goal is to help women living with cancer manage the appearance-related side effects of the illness and its treatment and, in the process, stimulate a positive outlook so important to their recovery. Endorsed by the Canadian Cancer Society, the program achieves this through free two-hour workshops delivered by more than 1,700 trained volunteers at 75 hospitals and cancer care facilities across Canada. Since the start of the program in 1992, more than 50,000 Canadian women have benefited from these patient-centered workshops.

In Germany, we offer the country’s first Web-based hospital directory for breast cancer patients: Confront Breast Cancer Proactively. Around 50,000 women are diagnosed with breast cancer in Germany every year. The choice of hospital and of primary treatment can be determining factors in survival. Until recently, the affected women and their families had to wade through a broad spectrum of recommendations and sources of information in order to reach a decision. In June 2003, the first Web-based hospital directory went on-line, listing alternatives according to medical performance criteria as well as technical equipment and location. The hospital directory was created through the combined efforts of the German television company ZDF, the study group German Adjuvant Breast Cancer Group (GABG), the Berufsverband der Frauenärzte e.V. (Association of German Gynecologists) and the Steinbeis Transferzentrum Gesundheitsinformation at the German Cancer Research Center (DKFZ) in Heidelberg and is supported by the Breast Cancer Awareness Program and Aventis. The treatment center directory is available at www.zdf.de under “Medizin und Gesundheit” (Medicine and Health).

Improving Patient Care

In France, Aventis has developed a number of initiatives that go beyond simply delivering drug treatments. Since 2000, a program has been in place to improve patient care in association with the French psycho-oncology society and the National Anti-Cancer League. The EPAC program (“Together, let’s talk about cancer in a different way”) developed a new perception of cancer among patients, their friends and families, and the general public. The program includes psycho-social research, a language survey, nurse training and monitoring of progress.

Aventis also helped the National Anti-Cancer League to publish a book by sociologist Philippe Bataille Un cancer et la vie (“Cancer and life,” Editions Balland, 2003). Philippe Bataille spent three years collecting the views of patients, attending their consultations and speaking with them. His results highlight patient needs for which society must now find solutions.

Aventis supports the Maison des cancérologues de France (MCF), a forum for new and experienced oncologists and other healthcare workers to discuss, to meet each other and to share information. It has a multi-disciplinary approach that covers treatment, psychology, sociology, ethics, regulations and socio-economic issues. The MCF has also created a course in “Excellence in Oncology” in partnership with the Ecole des Mines and the Higher Institute of Excellence in Medical Training. Fourteen new doctors are currently attending the course. In 2003, the MCF added a series of conferences for the general public and chaired by oncology experts.

For the third time, in 2003 Aventis France also sponsored the Journée Anne d’Autriche (“Anne of Austria Day”). During this event, over 250 patients and heads of association get together with 15 leading experts to discuss new treatments. Online resources for patients and health professionals are available at www.zoomcancer.com.

Palliative Care

In France, Aventis has worked together with the French Association of Palliative Care (SFAP) and its associations of volunteers to increase the social awareness about the problems confronted by terminally ill patients. In cases of illnesses where no therapy is available or which cannot be stabilized by treatment, quality palliative care is a necessity that society thus far has not adequately faced. Together with the SFAP, Aventis has addressed the taboo of death, is helping to stimulate a social debate about legislation that would offer support, and is calling for new volunteers to care for the incurably ill.

Aventis and the SFAP organized the first palliative care meetings simultaneously in Paris, Rennes, Strasbourg and Toulouse in October 2003. The event took place with the patronage of Jacques Chirac, President of the French Republic, who gave the meeting a closing message, and Jean-François Mattei, Minister of Health, Family and the Disabled.

The meetings were attended by over 2,200 people involved in palliative care and focused on the challenges, difficulties and the perception of the care provided in relation to patient expectations. The event was widely followed in the press and has already encouraged new volunteers to come forward.

Today, eight out of ten people receiving palliative care have cancer. At least 200,000 people annually need palliative care, but only one fourth of these receive help from a specialist team. While palliative care services have grown over the last 15 years, there are still only 5,000 volunteers in France. Of the 75% of French people who die in the hospital, 63% would prefer to die at home – yet only 4,000 people currently receive home care.

Deep Vein Thrombosis (DVT) Prevention

Aventis has been instrumental in educating consumers and physicians about the risks of deep vein thrombosis (DVT). DVT is a blood clot that develops deep inside the legs and can break free and travel to the lungs, where it can lead to a life-threatening condition known as pulmonary embolism. Complications of DVT kill more people annually than AIDS and breast cancer combined.

Following the Public Health Leadership Conference on DVT held in February 2003 and sponsored by the American Public Health Association and the Centers for Disease Control and Prevention, healthcare professionals, medical associations and public health organizations in the United States joined forces to establish the Coalition to Prevent DVT. Aventis facilitated the conference and has actively participated in it and related activities. Some of the organizations that are confirmed members of the Coalition to Prevent DVT include the American Public Health Association, the Society of Hospital Medicine, the American College of Physicians, the National Quality Forum and the American Society of Hematology. The Coalition is planning to launch the first annual DVT Awareness Month in March 2004.

In Germany, Aventis started a pilot project to encourage greater awareness of the thrombosis risk at a location where awareness can make a crucial difference, at Munich Airport’s new Terminal 2. Together with Aventis, the airport offers an opportunity found nowhere else in the world (www.airportclinic-m.de). At the airport’s own medical center run by MediCare, checked-in passengers can learn about the risk of thrombosis on long-haul flights, get information on preventive measures and receive an anti-thrombosis injection upon request. Further information for patients and doctors is available at www.check-it.de.

Raising Public Awareness of Health, Science and Medicine

Aventis promotes activities aimed at supporting innovative scientific research and establishing good communication with medical students, physicians, researchers, health organization and the general public. Highlights of these activities in 2003 are available at our Web site at www.aventis.com/sustainability.

Prevention: An Essential Part of Sustainable Healthcare

Successes and Challenges in Polio Eradication

Aventis Pasteur, the human vaccines business of Aventis, is involved in the most rewarding combat the pharmaceutical industry can wage: the total, definitive elimination of a disease, poliomyelitis. Launched in 1988 by the WHO, the Global Polio Eradication Initiative will soon reach its goal. In 2002, the WHO reported just 1,918 cases of polio in nine countries while at the start of the initiative, 350,000 cases were reported. Like smallpox, which was successfully eradicated in 1980 thanks to vaccination, polio is a disease that will soon die, too.

“Aventis Pasteur is a partner in the Global Polio Eradication Initiative on several levels,” explains Jacques Berger, Senior Vice President, Public Policy, Aventis Pasteur, “as a supplier of large quantities of vaccines and by contributing to the WHO-led effort to find the best strategy to follow in the home stretch leading to eradication.” The Connaught Laboratories in Canada and the Mérieux Institute in France, both part of Aventis Pasteur today, played a critical role in the development and industrial production of two polio vaccines, the oral (OPV) and the injectable (IPV) vaccines, during the second half of the 20th century. Today, Aventis Pasteur is the world’s leading manufacturer of these vaccines.

Aventis Pasteur’s participation in the polio eradication campaign takes many forms, beyond supplying hundreds of millions of doses of vaccine each year. Aventis Pasteur has made available, free of charge, the type 3 polio strain to other manufacturers for the production of vaccines. The company has also donated 120 million doses of vaccines to five African countries. Thanks to the donated vaccines, today these countries are among those where not a single case of polio has been reported for years.

Aventis Pasteur shares its expertise on critical aspects and its resources with the WHO. “One of the main strategic questions that arises today concerns which vaccine (OPV or IPV) to use to achieve eradication and for the period immediately thereafter, and according to which immunization schedule,” says François Bompart, Vice President, Global Medical Affairs, Aventis Pasteur. “We take part in the discussions about setting up clinical trials in various countries, and, in certain instances, we donate the necessary vaccines. We also take part on a regular basis in meetings to discuss the best utilization of these vaccines.” The current, final phase of the eradication campaign is facing difficulties that will be resolved only by combining everyone’s energy and know-how.

Strengthening Vaccine Services in Developing Countries

As a key industrial partner in Global Alliance for Vaccines and Immunization (GAVI), Aventis Pasteur is demonstrating commitment by initiating and financing EPIVAC, an innovative and unique training program.

EPIVAC was designed to reinforce the capacity of vaccination systems in developing nations by training health managers involved in immunization programs. The educational approach implemented in the EPIVAC training program is unique, not only because it combines several training methods, but especially because two fields, usually studied separately, are taught in unison: practical vaccinology and organizational sciences.

In Benin, in December 2003, 39 district medical doctors from four countries – Benin, Burkina Faso, the Ivory Coast and Mali – received the first inter-university EPIVAC diploma during a graduation ceremony in Ouidah with officials from the Ministries of Public Health of Benin and the Ivory Coast and from the WHO.

For more information on EPIVAC in practice in Benin, visit the Aventis Web site at www.aventis.com/sustainability.

Meeting Emerging Public Health Challenges

SARS (Severe Acute Respiratory Syndrome) has reminded us that humanity is constantly assailed by new pathogens. The international medical community has to be prepared at all times. In this race against the clock, Aventis Pasteur, as a major player in public health, has assumed its responsibility.

In April 2003, Aventis Pasteur transferred – at no cost – samples of its proprietary cell line from one of its French production sites to the National Institutes of Health (NIH) and Centers for Disease Control and Prevention (CDC) in the United States, for use in isolating and growing the coronavirus, which is suspected of causing SARS.

In September 2003, Aventis Pasteur entered into an agreement with the National Institute of Allergy and Infectious Diseases (NIAID), to research and develop an inactivated virus vaccine against SARS. Aventis Pasteur will develop a candidate vaccine using a similar approach to that of the currently licensed inactivated polio vaccine.

Aventis Pasteur is also participating in the Canadian SARS Research Consortium (CSRC), a public-private effort to coordinate, promote and support research on SARS, including vaccine development. CSRC will develop and coordinate the implementation of a national research agenda on SARS in five broad research areas: diagnostics, vaccine development, therapeutics, epidemiology and databases, and public health and community impact.

Influenza Pandemic Preparedness

SARS warned the world that a threat of a new influenza pandemic should be taken seriously and that contingency plans should be made for its management and containment. Previous influenza pandemics in 1918, 1956 and 1968 have shown that such a pandemic may cause millions of deaths and many more hospitalizations. Based on the documented and historical impact of pandemic influenza, it is estimated that 15 to 35% of the population may become clinically ill in the next influenza pandemic (up to two billion people).

Aventis Pasteur is taking the flu pandemic threat very seriously. Because of the variable nature of the influenza viruses, the influenza vaccines are updated each year according to the most recent information from the WHO about circulating influenza viruses. Although influenza vaccines exist, there is no vaccine available for the next pandemic strain as no one knows which strain will be responsible for the next pandemic.

As part of the preparedness plan to manage a future pandemic, Aventis Pasteur is working in close collaboration with several stakeholders, including health authorities, international regulatory authorities, WHO, vaccine manufacturers, etc., to solve as many issues as possible prior to the pandemic.

“Patient access to medicines is a very complex issue, resulting from the accumulation of a range of different obstacles, which can differ from country to country and disease by disease. In my view, the best way forward lies in the establishment of public-private partnerships. At Aventis, we can proudly point to a series of initiatives contributing to improved access.” – Igor Landau, Chairman of the Management Board

Patient Access to Medicines

Pricing

Pharmaceutical prices vary from one country to another – as do the environments that shape pricing decisions. In all the major pharmaceutical markets, the price of prescription medicines has become a highly controversial issue. Aventis has a corporate pricing policy in accordance with the following objectives and tasks:

•          Aventis targets realistic prices based on proven product profiles and market realities, thus Aventis pricing decisions reflect the value added for patients, prescribers and payers.

•          For new products, Aventis has chosen a strategy with a global minimum price and country specific target prices.

•          To develop such a strategy, for each key global region Aventis identifies variables such as price fluctuations, reimbursement barriers, relative value of the new product, market size and mechanisms of any price referencing systems.

•          Aventis advocates for price and reimbursement negotiations in a reasonable time frame after regulatory approval.

•          Aventis actively evaluates the pricing strategy after launch to ensure that prices are responsive to changes in marketplace.

Tiered Pricing

For Aventis, differential pricing or tiered pricing is not a new phenomenon. Aventis Pasteur has been implementing tiered pricing and differential pricing for more than 30 years. This involves selling vaccines to international organizations (e.g., UNICEF) at a lower price if specific criteria are fulfilled. In the industrialized world, we are sensitive to the rising cost of medicine and the issues of accessibility this raises.

Strengthening Healthcare Systems

Aventis is committed to a high level of cooperation with public and private healthcare and reimbursement systems. Our aim is to make our products widely available to patients while obtaining fair compensation for products that improve the medical service and the patient’s quality of life.

The main issue in the developing world is access to healthcare and healthcare infrastructure – pricing of drugs can only be understood in this context. This has been recently underscored by the WHO’s World Health Report 2003. Many countries in the developing world have a per capita gross domestic product of less than €1,000 per year. In these countries, neither governments nor individuals are able to pay for drugs, even when prices for basic medicines are extremely low compared to European or U.S. standards. Establishing public-private partnerships is one constructive approach to increasing access to medicines in such countries.

Access to Medicines in Developing Countries

Access to medicines in developing countries is a very complex issue governed by many different factors, not only their price or the fact that products might be patent-protected. The range of factors might be totally different depending on the country and the disease in question. From the patient’s point of view, the issue is how to access the full treatment she or he needs – including other associated healthcare, such as appropriate diagnosis, drug distribution systems, nursing and hospital services, etc., not a medicine alone. For this reason, Aventis favors the creation of public-private partnerships with local governments, healthcare providers and NGOs.

However, in certain cases, patent protection on products might be an obstacle to better access to medicines. This issue has been addressed at the level of the World Trade Organization (WTO). In November 2001, the Ministers of Trade from WTO member states adopted a declaration stressing the importance of enforcing intellectual property rights (or patent rights) on medicines in a way that supports public health by promoting both access to existing medicines and the creation of new drugs.

Under WTO rules, a country facing an emergency situation or public health problem of extreme gravity – such as HIV/AIDS, tuberculosis or malaria – can issue compulsory licenses, allowing these countries to manufacture patented products as if they were generic products (without the patent owner’s authorization). Furthermore, to accommodate the situation where the country in need is not in a position to manufacture the medicine itself, an agreement was found on August 30, 2003 to allow manufacture under a compulsory license in another country to meet such an emergency situation.

Aventis welcomes these agreements. Intellectual property protection should not prevent populations from getting the medicines they need. The WTO rules ensure that a proper balance will be kept between the needs of developing countries facing urgent or exceptional public health situations and the necessity to go on stimulating pharmaceutical innovation to better serve patients in both developing and developed countries. We note, however, that appropriate negotiations on prices are likely to provide adequate solutions in most instances, without the need for compulsory licensing.

In cases where compulsory licensing is used as a last resort, products manufactured under such a compulsory license should only serve to face the local public health crisis and should of course not be re-exported to other countries.

Aventis has developed a range of initiatives to help contribute to a better access to medicines and treatments in developing countries, including:

•          Sleeping sickness program for sub-Saharan Africa in partnership with the WHO.

•          Tuberculosis-free program for South Africa in partnership with the Nelson Mandela Foundation.

•          Polio vaccine donations made by Aventis Pasteur.

•          Support provided to the German Pharma Health Fund to develop a mini-laboratory to detect counterfeit and substandard medicines in the field.

Additionally, in many countries Aventis maintains a broad range of activities and initiatives – e.g., drug donations or healthcare capacity building initiatives – resulting in better access to medicines and treatments for economically disadvantaged populations.

Find out more about these and other initiatives on www.aventis.com/sustainability.

Sleeping Sickness Partnership with WHO

In 2001, Aventis set up a partnership with WHO to combat sleeping sickness in sub-Saharan African countries where 60 million people are at risk and about 500,000 are affected. Under this five-year partnership, Aventis donates drugs and funds two WHO programs: disease surveillance and control and R&D for new treatments. The total Aventis commitment is US$ 25 million (€19.7 million).

TB-Free Program in South Africa with the Nelson Mandela Foundation

In 2002, Aventis entered into a five-year, US$ 15 million (€11.8-million) partnership with the Nelson Mandela Foundation to set up nine “TB Excellence Centers” in the country, where “patient supporters” will be trained to help patients comply with their daily treatment over six months, therefore ensuring a high success rate of the treatment.

Serving the Community

The foundations of Aventis are effective contributors to the field of sustainable development, supporting a broad range of activities in the areas of life sciences, entrepreneurship and healthcare in developed as well as developing countries.

Aventis Foundation (Germany)

As an independent, charitable foundation headquartered in Frankfurt am Main, the Aventis Foundation promotes cultural projects, initiatives in the social and political arena with a focus on healthcare, as well as science, research and higher education. For more information, please visit www aventis-foundation.org.

The Aventis Foundation supports civil society organizations and is working with non-governmental and non-profit organizations to improve the provision and quality of healthcare. The Aventis Foundation Sustainable Healthcare Project is focusing on exemplary and urgent initiatives, such as fighting tuberculosis through the TB-Free project in South Africa in partnership with the Nelson Mandela Foundation as well as the advancement of diabetes awareness and prevention together with national and international associations.

The Fondation Aventis – Institut de France

Acting as a “projects laboratory” rather than simply a source of funding for existing initiatives, this foundation works to improve health and the quality of life through strengthened relationships between people and science. It concentrates its activities in three key areas: fostering scientific innovation, sharing expertise to help confront the major problems related to health in the world and helping society in general to understand the development of bioscience in order to build our common future all together.

For example, the Foundation has set up the “Springboards of New Business Creation in Human Health” to help young scientists to launch their own projects. In France, the Foundation has facilitated the development of 42 young start-up companies in the health sector, creating more than 300 new jobs in four years.

Fighting Tuberculosis

Aventis South Africa and Corporate Public Affairs collaborated in planning and preparing for a successful visit by European Commissioner for Research Philippe Busquin to our Tuberculosis (TB) R&D facility in Waltloo, South Africa. The September 2003 tour, which was conducted for the commissioner, his staff and a complement of international and local media, showcased our leadership in and commitment to the research, development and manufacture of medicines to treat TB in adults and children. Aventis also highlighted several global public-private partnerships on research and awareness and education designed to improve public health in the developing world.

Aventis and the Aventis Foundation have formed a strong partnership with the South African Department of Health and the Nelson Mandela Foundation in the fight against TB, with € 15 million invested in TB education, awareness and community projects to be implemented over the next five years.

Workplace Performance: Valuing Our Employees

We recognize that the long-term performance of Aventis will be a direct reflection of the abilities, skills and achievements of our employees. Our vision is to foster a working environment that enables each employee to achieve his or her full potential.

In today’s quickly evolving business environment, we must adapt our organization to address the new challenges that we face. In this continuous move to optimize our structures and the way we do business, whenever such measures might lead to headcount reduction or call into question the future of a site or an activity, we are committed to behave in a socially responsible way. Organizational changes and their consequences on employment are presented and discussed among management and employee representative bodies in the specific countries as required under the respective legal regulations.

The Group’s Human Resources (HR) strategy is based on the following main drivers:

•          Enable the organization through high-quality talent recruitment and retention.

•          Develop our employees to achieve organizational goals.

•          Reward our employees according to performance.

•          Manage employee relations successfully at all levels.

We provide three case studies to illustrate how we implemented our HR strategy in 2003: fielding the best team, talent management and rewarding our employees. In each case, we let the voices of the people involved provide their own perspective on Aventis valuing our employees.

Fielding the Best Team

The first step in managing our workforce is identifying and recruiting highly qualified professionals. The following reports from a recruiter and a recent hire illustrate the level of thought and effort that we put into finding the right match.

Marie-Christine Bissery,
Director, Experimental Therapeutics, Oncology Disease Group, Paris

“We needed to complete our team with a specialist in genetically engineered models who could be the bridge with our colleagues in other teams at Aventis.

We received Friedhelm Bladt’s resumé from colleagues in the scientific community. Although he had no experience in oncology, it seemed that the competencies he had acquired during his post-doctoral work in Canada could be applied to our research. We invited him to meet us in Paris in order to explain our work to him and to elaborate on why we thought that he could bring a useful contribution to our studies. We wanted to know whether, beyond his technical capabilities, he had not only the right profile to fit into our team but also whether he was ready to meet the challenge of self-investment in a therapeutic area that was new to him.

I do, in fact, attach the highest importance to the human and personal qualities of the applicants, and I retain only those whose conviction and commitment are in line with what we expect from the team. It can happen that a vacancy is not filled because we do not find the person with both the scientific qualifications and human qualities that we are looking for.

We followed up this first contact with Friedhelm with further telephone discussions over a period of three weeks before sending him a job offer, which he accepted. One year later, his contribution to the work of the team confirms that we were right in our decision to hire him.”

Friedhelm Bladt,
Senior Research Fellow, Oncology Disease Group

“After completing my PhD in chemistry in Germany and four years post doctorate at a Canadian university (Toronto), I felt it was the right time for me to move to industry. I applied for different positions in the United States and in Europe where my wife could also pursue her professional activities. I wanted to join one of the leading pharmaceutical companies, and I was interested when Aventis invited me to Paris to visit them.

The first interview was introductory and, a few weeks later, I received a new invitation to come to Paris to consider a position in the Oncology Disease Group.

I was working in Development, on molecular genetics, but was not particularly familiar with oncology. I knew that the knowledge I had acquired could be put to use in industry, and I was confident that I would be flexible enough to achieve success in a new therapeutic area. Getting familiar with a new field such as oncology was appealing to me.

I met several people from my future team and from other groups with which I would have close contact, and I got the feeling that I could fit in with this group of people. It was important for me to have these contacts, because I strongly believe that when the right people are working together, the team can achieve more.

I started in November 2002, and the first year proved to be a kind of learning phase for me. I brought in a new approach, I had to find my place, and people had to discover for themselves how to make best use of my skills. I am now contributing more and more. My personal success is directly related to the success that we have working as a team.”

Talent Management: Developing Our Employees While Achieving Organizational Goals

When you have an excellent workforce, you need to keep them challenged by continuing to grow their skills and thus increase their ability to contribute to the organization. The competition for hiring and retaining highly talented people is ever increasing, and it means we have to keep our best people challenged with assignments that build their skills while solving the tough business issues. Under our philosophy of Talent Management, Aventis actively responds to the changing business environment by identifying leadership requirements, potential leaders, and development and hiring needs. The process identifies professionals with significant leadership potential and seeks opportunities for their growth.

During the course of 2003, we harmonized our Talent Pipeline definition throughout the organization and developed a process to assess on a regular basis the potential of our managers worldwide. This process has been implemented for all top managers and extended deeper in some parts of our organization. As a result, to date about 1,500 employees have been identified for further development.

We also focused especially this year on critical positions to ensure that current incumbents have the best skills needed for our business, and we identified internal potential successors to secure our future development.

Our target for 2004 is to extend systematically the Talent Management process to all managers worldwide in order to ensure a fair assessment of their potential regardless of the region or the function in which they are involved.

The following story provides one example of how we develop talent while growing the business.

John Grano,
Vice President of Customer Alliances (Sales) in the United States for Aventis Pasteur

“As part of the Customer Relationship Building Strategy we have launched a new vision for the company in the United States, by becoming indispensable to our most important customers by 2004, Aventis Pasteur will be the established leader in the industry when the company’s new products arrive in 2005.

The competition for the customer’s attention is fierce. There are more than 90,000 sales representatives calling on physicians. The solution for Aventis Pasteur is to build customer relationships by developing an intimacy with those accounts in order to identify and deliver clinical and practice management solutions that help these doctors and their practices. At the same time, our field force becomes a valuable resource to those physicians.

I needed someone who could pull the vision into pragmatic, achievable tactics, effective for the sales force to present to customers and easy for customers to use in their practice. The person needed to be results-driven and able to bridge the strategic vision into tangible, actionable tactics.

I found the ideal candidate in Denise Mikuta, Director of Marketing and Sales Training, and considered a future leader. This assignment would give her a chance to develop several key competencies: impact and influence (with peers rather than direct reports), networking and teamwork. It would test and develop Denise’s presentation skills, as she would be often speaking to groups of colleagues.”

Denise Mikuta,
Director of Marketing and Sales Training

“I was excited when John approached me, as I saw immediately how helpful the project could be to the Aventis Pasteur sales force and to their customers.” The first objective of the cross-functional team she put together was “to clearly define what the best opportunity would be to help the customer. My team settled on the vaccine inventory management system (VIMS) and focused on four areas they thought would be of greatest value to the customer. To date, over 4,000 customers have enrolled, and we receive calls each week from field representatives who tell us that VIMS has resulted in greater access and better relationships with their most important customers.

John was always available to offer advice or feedback whenever I needed it. As my cross-functional and leadership skills have evolved, and the project has become fully implemented, John has worked with me to focus on ways to help the field managers help their field representatives to help the customer.

I’ve learned a lot in managing this project. My appreciation of the medical and legal review of marketing materials is much different, as well as my knowledge about involving all stakeholders earlier in the development of the initiative so they will be on board when it’s time for implementation. I’ve had an opportunity to influence the field organization and develop my networking competencies and presentation skills.

Taking the project from zero to completion … and knowing that it’s working was incredibly motivating!”

Rewarding Our Employees According to Performance

The purpose of our Performance Management process is to align employees’ individual and team goals with the goals for their business unit or function and the goals for the Group. This alignment delivers improved corporate performance, enhanced returns for our stake-holders and performance-based rewards for our employees.

Ramachandra Naik, Head of Industrial Operations (IO) for Latin America, and one of his team members, Roger Hagemann, Head of IO for Guatemala, gave us their perspectives on the impact of goal setting and results-based rewards systems on the motivation and performance levels of IO.

Ramachandra Naik,
Head of IO for Latin America

“The level of achievement is often determined at the goal-setting stage. To understand what can be accomplished in the next year, we have to look at least three years out. What will be going on in the external environment, at our sites internally and with our competitors?

In February 2003, my direct reports and I began looking together at these questions and then planned “backwards” to what would be needed in 2003. This way, the team would understand the whole context of what changes we would need to incorporate each year in order to meet the 2005 targets.

Sharing both the targets and the on-going performance results has led to another important benefit: when it comes time for differentiating rewards based on results at the end of the year, people accept more readily that the distribution was fair.

Does my team believe in differentiating rewards according to results earned? At the time the goals were set, I asked them if they believed that differentiation would be good. All said yes. I then said that the consequence would be that some would receive rewards greater than 100% and others, less than 100%. All agreed. Now, I need to be fair, to make sure that the site that has done the best, taking into account the complexity, receives the most rewards. We are still learning this process.”

Roger Hagemann,
Head of IO for Guatemala

“For the region to stay on track with our performance targets, we have a monthly meeting, where we all review the performance against our key performance indicators (KPIs) in areas like inventory management, plant cycle times, customer service and validation.

There are a number of factors that keep my team working to exceed our goals. These include understanding the context and the goals, working in a stimulating environment, working for a leader in the pharmaceutical industry, being entrusted with achieving the targets and having the opportunity to earn financial awards.

On a quarterly basis, Naik and I have an “official” discussion of how I personally am doing versus my goals. We openly share problems and can put an action plan in place immediately if something has fallen below target. We all see this new system as fair. Everybody knows the rules of the game at the beginning. People are aware that reward differentiation is coming. For some, the higher payout opportunity allows them to go for better and better results… What counts are results and the personal contribution made to achieve the goals.”

Aventis Compensation Philosophy

The Total Compensation Philosophy of Aventis is to provide employees with a compensation package according to competitive market conditions, focused on the median of the main competitors in the country where we operate. The package reflects the performance-driven culture of Aventis.

Employee Stock Ownership: Horizon 2003

It is part of our philosophy to offer Aventis employees the opportunity to acquire shares on a regular basis through stock purchase plans. We believe that employee stock ownership benefits the organization as a whole by increasing motivation and loyalty among employees and by allowing them to participate in the Group’s growth to which they are contributing. As of December 2003, Aventis employees held 3.4% of the Group’s shares.

For the third time since the creation of Aventis in 1999, we offered employees in 55 countries the opportunity to participate in the stock purchase plan “Horizon 2003.” Similar plans were offered in 2000 and 2002.

Employee stock purchase, September 2003

Share purchase price	€38.80
Purchase limit	up to 25% annual salary
Participating employees	6,500 (9.8%)
New shares purchased	2.5 million

Promoting an Open Dialogue …

… With Managers

In order to promote transparency throughout the organization and help employees better understand and execute the Aventis strategy and business priorities, high importance is attached to proactive and open leadership communications. Besides global online communication activities, employees are given many opportunities to meet face-to-face with management. In 2003, members of the Management Board participated in over 50 management/townhall meetings around the world to discuss the Aventis strategy and key business issues as well as address employee questions.

… With Employee Representatives

In Europe, the European Works Council, comprised of Aventis employees, is an important body for promoting social dialogue and simplifying the exchange of information between the employees’ representatives and Aventis management. The European Works Council was established when Aventis was created, and its composition reflects the structural changes of the Aventis Group in Europe.

Today, the European Works Council is made up of 31 members from 12 European countries, with seven of these members forming a Select Committee which liaises between the European Works Council and the Aventis Group management. The European Works Council holds ordinary meetings twice a year. Extraordinary meetings can be held according to current developments that affect the Group. The Chairman of the Board of Management and key managers in the Group also take part, depending on the topics covered.

Alain Dorbais, Secretary of the European Committee, with his deputies Friedhelm Conradi and Gilles Hellier, and Jack Caillod, Head of Social Relations at Aventis, stress the importance of what the European Committee does:

Alain Dorbais,
Secretary of the European Committee

“The European Committee provides a forum for the Board of Management to present its strategy and also a means for us to discuss key issues and directly pass on employees’ questions and worries to the management.

From our point of view, we can assess its work over the past four years as positive, and it has enabled us to gain a better understanding of the different perspectives of the employee representatives throughout Europe, helping us to align them. Nevertheless, we regret that the European Committee’s role is restricted to receiving preliminary information, and we would prefer to be able to express our opinions before the strategies are finalized.

The Select Committee met three times between the two European Committee plenary sessions. During one of these meetings, we were informed about the project to create a new organization in Europe.

How quickly information is passed on is of the utmost importance in a group where changes are constantly taking place. For this reason, this year we have been experimenting with conducting our work via telephone conference. This has been a great success and enables us to organize a meeting at three days notice. On the other hand, language barriers continue to be a problem, taking away a lot of the discussion’s spontaneity as we have to use simultaneous interpreters during the meetings.

We would like to start the preparation for the expansion of Europe now, by inviting representatives from the countries who will soon belong to the European Economic Community to join the committee. My deputies and I are disappointed that European social legislation has taken a back seat compared to economic integration, and they hope that the role of bodies such as the European Committee can be expanded and reinforced.”

Friedhelm Conradi stresses the importance of education sessions that give the council members an opportunity to meet for two or three days to discuss topics that are important throughout Europe. The last session in 2003 looked at pensions schemes in Europe. “Such sessions are very useful for improving the development of good cooperation between all employees representatives,” says Mr. Conradi.

Jack Caillod,
Head of Social Relations at Aventis

“From my point of view, the European Committee really has become one of the main drivers of social dialogue within Aventis.

For example, excellent work was carried out when the Crop Science activities were transferred to the Bayer Group. Thanks to the involvement of the committee and the Select Committee, social measures related to the transfer were able to be implemented under better conditions. Undertakings made by Bayer, particularly at the committee’s request, were complied with, e.g., maintaining several activities in Lyon and Frankfurt, integrating members of Aventis Crop Science in the Bayer Euroforum and appointing a French representative to the Bayer Crop Science Supervisory Board. This example illustrates how effective the work of the European Committee is, going beyond the mere exchange of information in this case.”

Aventis Workplace Data

The following data on the Aventis workforce are reported using these three parameters:

•          Global data, which refer to the worldwide workforce of Aventis.

•          Major country data, which include more detailed information for the ten main countries that represent around 75% of the total headcount of the Prescription Drug Business and Human Vaccine Business.

•          Consolidated data for France, which comprise employees of the Prescription Drug Business, Human Vaccine Business and Headquarters.

Aventis has made enhancements to the methods used to collect data in order to improve compliance with French legal requirements.

Global Data [2]

Headcount

The headcount data provide an overview of the evolution of the whole Aventis workforce, including internal employees and temporaries.

Employees by Sector (at year end)

	2003	2002	2001

Core Business
• Prescription Drugs	60,909	62,366	60,729
• Human Vaccines	7,889	7,858	6,517
Other Core Business	372	511	724
Total Core Business	69,170	70,735	67,520
Total Non-Core Business (1)	6397	7,364	24,209
Total Workforce	75,567	78,099	91,729

(1) The reduction in headcount from 2001 to 2002 is due to the divestiture of Aventis Crop Science and Aventis Animal Nutrition.

Employees by Geographic Region (at year end)

	2003	2002	2001

Europe (EU & Eastern Europe)	39,443	40,297	47,968
North America	18,046	19,495	20,175
Asia Pacific	9,938	9,780	13,167
Central/South America	5,214	5,509	7,214
Africa/Middle East	2,926	3,018	3,205
Total Workforce	75,567	78,099	91,729

Employees by Function

	2003	2002

Commercial Operations	34,105	34,559
Industrial Operations	24,180	25,226
Research & Development	6,956	6,923
Corporate & IS	3,557	3,516
Total Pres. Drugs & Vaccines	68,798	70,224
Other Core Business (1)	372	511
Total Core Business	69,170	70,735
Non-Core Business (2)	6,397	7,364
Total	75,567	78,099

(1) PharmaServ Marburg, Aventis Aeratis

(2) mainly Aventis Behring

Employees by Business Region at Year End 2003
(Prescription Drugs/Human Vaccines)

	Total Workforce	Internal Employees	Temporaries
Europe	34,728	33,772	956
North America	14,801	13,940	861
Japan	2,951	2,714	237
InterContinental	16,318	15,553	765
Total	68,798	65,979	2,819

Hires and Departures by Business Region at Year End 2003 (Prescription Drugs/Human Vaccines)

		Departures
	Hires	Resignations	Others(1)	Total

Europe	2,120	702	2,100	2,802
North America	1,402	1,090	329	1,419
Japan	178	109	36	145
InterContinental	1,854	1,129	836	1,965
Total	5,554	3,030	3,301	6,331

(1) Termination of contracts, dismissals, retirements, etc.

Employee turnover

Fluctuation Rate: (total departures/quarterly average internal employees) in 2003: 9.6%

Diversity

Number of women among managers (grade 40 and above): 30%

International assignments by business region

Number of associates working in a country different from their home country for more than 6 months:

Europe	222
North America	44
Japan	11
InterContinental	53
Total	330

Employees rewards

Number of employees eligible for bonus (global scheme) in 2003:	13,559
Number of employees who received regular stock options in 2003:	5,349
Number of employees who received discretionary stock options in 2003:	3,349

Major Country Data [2]

Focusing on the ten major countries for the prescription drugs and human vaccines businesses, which represent 75% of the worldwide employees of Aventis, provides further insight on our workforce.

Employees in the 10 major countries (total workforce)

		Internal Employees
	Total	Total	Women (%)	Temporaries

U.S.	12,833	11,988	49%	845
Canada	1,968	1,952	58%	16
France	17,727	17,004	48%	723
Germany	8,662	8,623	38%	39
Japan	2,951	2,714	23%	237
UK	1,966	1,844	48%	122
Spain	841	828	40%	13
Brazil	1,735	1,717	29%	18
Mexico	1,603	1,377	30%	226
Italy	2,539	2,506	30%	33
Total	52,825	50,553	43%	2,272

Hires and departures in the 10 major countries

		Departures (1)
	Hires	Resignation	Others	Total	Turnover

U.S.	1,195	988	219	1,207	9.4%
Canada	207	100	109	209	10.6%
France	856	187	1,106	1,293	7.3%
Germany	436	152	330	482	5.6%
Japan	178	109	34	143	4.8%
UK	228	125	182	307	15.6%
Spain	137	57	51	108	12.8%
Brazil	130	12	120	132	7.6%
Mexico	165	55	124	179	11.2%
Italy	224	24	230	254	10.0%
Total	3,756	1,809	2,505	4,314	8.2%

(1) Total departures/internal headcount at year end

Working time (regular weekly working hours per week)

U.S.	37.5 (1)/40.0 (2)
Canada	36.25 (1)/40.0 (2)
France	35.0
Germany	37.5
Japan	38.75
UK	37.5
Spain	40.0
Brazil	40.0
Mexico	40.0
Italy	38.75

(1) Prescription Drugs

(2) Human Vaccines

Safety (frequency rate per million hours worked)

Rate	LTI	TRI

U.S.	1.1	4.3
Canada	0.3	1.5
France	3.8	5.2
Germany	4	5.4
Japan	0	3.4
UK	2.7	3.0
Spain	0	0
Brazil	0	0.9
Mexico	1	1.3
Italy	1.3	1.9

A lost time injury (LTI) is an injury where an employee has been absent for at least one full day, in addition to the day on which the injury occurred. The sum of LTIs and injuries without lost time are defined as total reportable injuries (TRI).

Benefits Overview

Percentage of employees eligible for voluntary employer-sponsored benefits plans

	Retirement	Medical	Life	Disability

U.S.	100%	100%	100%	100%
Canada	55%	100%	100%	100%
France	9%	100%	100%	100%
Germany	100%	0%	100%	100%
Japan	100%	0%	100%	100%
UK	100%	100%	100%	100%
Spain	100%	0%	100%	100%
Brazil	100%	100%	100%	100%
Mexico	0%	100%	100%	100%
Italy	0%	15%	5%	100%

In the countries above, adequate coverage is provided for all employees or groups of employees from social security systems or via national/region or industry agreements with social partners to which Aventis contributes. This is why in some of these countries Aventis does not provide (additional) voluntary employer-sponsored benefits.

Training in 2003

Country	Employees trained	Average hours trained per trainee

U.S.	4,319	36.3
Canada	1,504	30.7
France	12,380	31.4
Germany	N/A	N/A
Japan	999	56.4
UK	1,751	27.6
Spain	496	30.0
Brazil	874	5.9
Mexico	990	19.2
Italy	2,267	22.6

Data as reported by the countries

Consolidated Data for France (Prescription Drugs, Human Vaccines, Headquarters)

Headcount Dec. 31, 2003 [2]

Category	Men	Women	Total

Managers	2,917	2,510	5,427
Technicians	3,766	4,263	8,029
Workers/Employees	2,177	1,371	3,548
Total	8,860	8,144	17,004

Average number of temporaries in 2003: 626

Hiring in 2003 [2]

	Men	Women	Total

Fixed Term	266	293	559
Indefinite Term	186	111	297
Total	452	404	856

Departures in 2003 [2]

	Men	Women	Total

Resignation	87	100	187
End of fixed term contract	378	393	771
Dismissed	110	88	198
Pension	65	46	111
Death	19	7	26
Total	659	634	1,293

Weekly working time: 35 hours

Absenteeism [2]

	Men	Women	Total

Number of days lost for:
Sickness	84,511	110,591	195,102
Working Injuries	2,367	3,123	5,490
Maternity and others	312	22,862	23,174
Total	87,190	136,576	223,766
Absenteeism Rate	3.9%	6.6%	5.2%

Working time organization [2]

	Men	Women	Total

Part time	151	1,185	1,336
Shift	2012	307	2319

Compensation (average annual salary, €) [2]

Managers	59,868
Non-Managers	28,353
Total employees	38,083

Salary increase in 2003 [2]

The individual and general salary increases were between 2.8% to 3.6%, depending on employee’s categories and subsidiaries.

Social Relations [2]

Number of signed agreements in 2003: 21

Environment Health Safety

Workplace Injuries [2]

Total reportable injury frequency rate: 5.2

Severity rate*: 121.5

* number of lost days x 106/total hours worked

Training [2]

Percentage of employees trained: 74%*

Training hours per trainees: 31.4 hours*

* numbers extrapolated from available data, excluding training on products

On average, Aventis devotes more than 4% of its annual gross salaries and wages to training expenses (training on products excluded).

Disabled Employees  [2]

Registered as of Dec. 31, 2003: 376

Subsides to Works Councils

Aventis provides the Works Councils in France with about 1% of the gross wages and salaries to subsidize their functioning as well as their social and cultural activities.

Territorial Impact [3]

Sopran (Société pour la Promotion d’Activités Nouvelles), a wholly-owned subsidiary of Aventis, was set up in 1976 to follow and support developments at Aventis sites, boost local economies and generate jobs. Since 1985, Sopran has assisted 879 employees in their projects to create or take over companies.

Through the AIIE organization (Aventis Initiative, Innovation et Emploi), Aventis has provided support to individuals and organizations in areas such as local development, employment, integration of the disabled and vocational training.

Since 1996, local economic development activites have been carried out at 19 sites belonging to the Aventis Group. Sopran promotes projects initiated by Aventis employees to create or develop local companies, to establish French or foreign businesses, and to set up new companies. By creating new jobs, Sopran helps reestablish the economic and industrial fabric in and around sites where Aventis has had to reduce its activities. It is also involved in generating jobs in areas not affected by corporate restructuring.

In 2003, Sopran helped establish four companies in the vicinity of Aventis sites. Of the 119 companies that Sopran has helped set up since 1996, 92 are still operating, with a total of 884 jobs. This corresponds to a company survival rate of 77% and means that 78% of the jobs originally created have been maintained.

During this period, the total amount of financial aid provided by the Aventis Group for these activities reached more than € 4 million. Some 50% of these funds were allocated and managed by Sopran during 2003.

With regard to start-up ventures, 82 projects initiated by Aventis employees to create or take over activities were supported at 17 different sites in 2003: 14 were validated, 15 abandoned, and 53 were still under consideration at the end of the year. A total of 77% of the companies created as start-up ventures since 2000 were still operating at the end of 2003.

EHS Performance: The Value of EHS Leadership

At Aventis, we create and deliver innovative pharmaceuticals that enable people to live longer, healthier and more active lives. Our goal is to do this in a manner that protects the environment and the health and safety of our employees, customers and the public.

Bringing Value to the Aventis Business Strategy

As stated in the Aventis Sustainability Policy, environmental, health and safety considerations are fundamental to our business decisions. Our Environment Health Safety (EHS) Policy codifies both our vision to be an acknowledged EHS industry leader and a commitment to conduct our business with respect and care for the environment in line with the principles of sustainability. The EHS Policy applies to all Aventis businesses, operations and functions, which implement it through specific and appropriate procedures and programs. Components of the Aventis EHS policy include:

•          Conducting all activities in a way that protects human health and the environment.

•          Respecting local laws and regulations and abiding by internal standards, whichever are higher.

•          Recognizing that a comprehensive EHS management system is essential to achieving leadership in the pharmaceutical business.

Within the Aventis prescription drugs business, our EHS Policy is complemented by the Journey to EHS Excellence, our quest to become and remain a recognized leader in EHS within the pharmaceutical industry. Aventis embarked on this five-year strategic roadmap in 2001 to foster continuous improvement. The Journey to EHS Excellence continues through 2006 (2004 through 2006 milestones refined during 2003 can be found at www.aventis.com/sustainability) and will go beyond 2006 as we develop our next generation of EHS targets.

In 2003, we also introduced the Journey to EHS Excellence Annual Scorecard for the prescription drug business. The scorecard is published within Aventis to reflect our progress in achieving our annual goals. According to Ferdinando Aspesi, head of Quality Operations and Environment Health Safety, “The scorecard is intended to help functions gauge their progress in achieving their annual objectives.” The scorecard results also help define improvement priorities.

Our EHS Mission

Contributing to sustainable business growth by ensuring that Aventis is a leader in EHS in the pharmaceutical industry through:

•          Planning

•          Management systems

•          Full compliance

•          Talent development

•          Risk management

•          Communication and stakeholder engagement

•          Anticipation of emerging trends

•          Contribution toward sustainable healthcare

Prescription Drug Business Journey to EHS Excellence Scorecard [3]

2003 Goals	Results	Comments
EHS MANAGEMENT SYSTEM
100% of Active Pharmaceutical Ingredient (API) sites are ISO 14001 certified	*	A majority of API sites were able to complete certification by the end of 2003.
AVENTIS SAFETY CULTURE
Achieve total reportables frequency rate (3.8)	//	2003 Total Reportable Injury Frequency Rate (TRI-FR) = 3.4 (10% better than 2003 Goal)
Initiate 4-year motor vehicle accident 40% reduction from 2002 baseline	//	On the Road to Safety program communicated and implementation initiated. Additional goals established for 2004 – 2006.
Launch 5-year contractor safety program from 2002 baseline	*	Sites are independently working on this goal. During 2004 the goal is to raise awareness through global initiatives.
PRODUCT STEWARDSHIP
Full implementation of Solvent Use Standard	//	Standard has been implemented in all Drug Product (DP) and API operations – which was the scope of the standard.
RISK ASSESSMENTS
100% of all site risk assessments completed	//	EHS risk assessments have been completed for all Drug Innovation and Approval (DI&A) and API sites.
SUPPLIERS AND TOLL MANUFACTURERS
100% new and significant existing suppliers and tollers in EHS Assessment Program	*	Sites conducted toller assessments. Significant tollers completed questionnaires. During 2004, data from the questionnaires will be consolidated into a central database.
ENVIRONMENTAL MANAGEMENT
Environmental profiling of operating sites defined	//	Phase I and II profiles were complete for all DP sites. In API, all environmental site reports underwent third-party review.
Less than or equal to 4% reduction in waste/emissions from 2001 baseline	//	Waste and emission reduction was achieved; within DP, the reduction was 14%, and it was 5% within API, excluding divested sites.
Develop natural resources conservation goals	*	Milestone partially met. Established water, energy/CO2 baselines.

Results:  // On target      * Slightly off

Detailed descriptions of each element of the EHS management system framework and the document hierarchy can be found at www.aventis.com/sustainability. The Key Requirements, in concert with facility-level standards and work instructions, provide the foundation for Aventis to operate in and beyond compliance with local laws and regulations.

Turning Vision and Commitment into Action

Our EHS Mission, EHS Policy and Journey to EHS Excellence capture our vision and commitment. We maintain a comprehensive EHS management system, based on the ISO 14001 model, that translates our vision and commitment into action at all our facilities. Through our EHS management system, each site is committed to achieving continuous improvement. In fact, many of our Active Pharmaceutical Ingredient sites and some of our Drug Products sites have achieved ISO 14001 certification.

ISO 14001 Certified Sites [3]

•          Alcorcon, Spain

•          Anagni, Italy (certified in 2003)

•          Ankleshwar, India

•          Brindisi, Italy

•          Frankfurt, Germany

•          Garessio, Italy

•          Goa, India

•          Ho Chi Minh City Vietnam (certified in 2003)

•          Martin, Slovakia

•          Megrine, Tunisia

•          Neuville, France

•          Scoppito, Italy

•          Singapore

•          Umsong, Korea

•          Vertolaye, France

•          Villeneuve, La Garenne, France

•          Vitry, France

Making Global Product Stewardship a Priority

Aventis is committed to identifying, managing and mitigating the EHS risks for all new and existing products. In support of this commitment, Aventis has made a Global Product Stewardship program one of our EHS Key Requirements.

As part of our Journey to EHS Excellence, the Global Product Stewardship Team has committed to performing product stewardship analyses of all of our strategic products by 2006. These analyses will evaluate the EHS impacts of the entire product life cycle, including development and manufacture, transport, packaging, patient use and disposal. In 2003, an initial draft analysis was performed for Taxotere, one of our strategic cancer drugs, and distributed within Aventis for review. Once finalized, the Taxotere Product Stewardship Analysis will serve as the model for subsequent analyses of our other strategic products.

The analyses will include active ingredient production, product packaging materials, finished product distribution and environmental exposure resulting from patient use and excretion, as well as other EHS aspects (e.g., resource use and emissions). Each analysis will include input from many knowledgeable sources within Aventis. The results will be compiled and distributed to the strategic product teams and key departments that support a given product. This will facilitate the communication and application of the team’s recommendations and will help drive continuous improvement of our products.

Valuing Our Employees’ Health and Safety

Building a strong Aventis safety culture is a key part of our Journey to EHS Excellence. Aventis is committed to protecting and enhancing the health and well-being of our most important assets – our employees. We seek to create a working environment where our employees can achieve optimal health and avoid unsafe conditions. Our commitment to employee health and safety is evident in the many programs and procedures we have implemented at Aventis facilities across the globe.

Reflecting on Our Performance

The significant improvement in safety performance within Aventis Pasteur is a result of increasing awareness of employees through the Passport to Safety program. The program encompasses Aventis Pasteur employees and contractors and emphasizes training, inspections, accident investigation and increased safety communication.

The Aventis prescription drug business continues its ongoing effort to reduce injuries, showing a 23% improvement over 2002 performance and a 26% improvement over the baseline year (2001) in total reportable injuries (TRI). All functions contributed to this improvement. The lost time injury (LTI) frequency rate decreased 16% over the prior year. Contractor TRI and LTI rates continue to be higher than those of Aventis employees. Individual sites are addressing contractor injuries through awareness campaigns and global initiatives.

Injuries and illnesses [1]     (per million hours worked)

2003	Prescription Drugs	Human Vaccines
Lost time injury frequency rate	2.1	1
Total reportable injury frequency rate	3.4	4

During 2003, there were 379 injuries among employees within our prescription drug business. The leading accident category was falls, slips and trips, comprising approximately 30% of TRIs and 37% of LTIs. An awareness campaign is underway to reduce the frequency of these types of accidents.

Tragically, despite meeting injury reduction goals, there were two Aventis employee fatalities in 2003 – one in Commercial Operations involving a motorcycle accident and the other in API associated with confined space work.

Journey to the Heart of Safety

Individual safety awareness and responsibility are critical to ensuring that safety is an integral part of all employees’ daily activities. This is true at all Aventis facilities, and in 2003, Aventis Pasteur used targeted communications and special events to increase safety awareness and personal engagement at its four manufacturing locations. A brochure for managers and a “safety passport” for employees provided information on integrating safety into practice at work. Sites held safety awareness weeks; at the Marcy l’Etoile facility in France, the event was called “Journey to the Heart of Safety” and included interactive learning experiences, demonstrations of safety rescues and presentations to guests from the local community. With nearly 2,000 people attending, the event invigorated the participants’ dedication to safety.

An Ounce of Prevention

It is an age-old adage: an ounce of prevention is worth a pound of cure. We believe this and provide our employees around the world with access to wellness programs, including preventive medical care. One of our key initiatives is providing protection from airborne viral diseases, such as influenza. Each year, influenza takes its toll on tens of thousands in many countries. The majority of our employees are located in France, Germany and the United States, where many more fatalities are caused by influenza than SARS, AIDS or traffic accidents.

Free flu vaccinations and related counseling are available to all our employees through our Occupational Health Services offices at Aventis locations around the world. This service is especially important for those at higher risk: our sales force employees who visit doctors’ offices and hospitals, our employees who travel on business and those who have health conditions that make them more vulnerable to the effects of illness.

Driving Excellence Programs Help Our Employees Arrive Home Safely

The Aventis prescription drug business’ Journey to EHS Excellence includes performance improvement metrics for motor vehicle accidents, the leading cause of injuries among our marketing and sales personnel. Our goal over the next four years is a 40% reduction in motor vehicle accidents from the 2002 baseline. Meeting this goal requires implementing comprehensive driver safety programs.

The global “On the Road to Safety” initiative, which began in Commercial Operations in 2003, has had a positive impact. The number of motor vehicle injuries that resulted in recordable incidents decreased 18% from 2002, and the total number of motor vehicle accidents decreased by 40%. Our challenge is to maintain this level of performance and further improve the accuracy of our reporting.

Behind the Wheel at Aventis North America

North American Commercial Operations introduced the Driving Excellence program in 2001 and has made it a comprehensive effort that includes training employees, providing them with tools, equipping vehicles with safety features, monitoring performance, and recognizing and awarding accident-free drivers. We also have requirements, such as the one that prohibits cell phone use unless the vehicle is pulled over and at a full stop, that are designed to keep our employees safe on the road.

In the past three years, over 3,200 sales force personnel in the United States have completed our “Behind the Wheel” training. The course combines classroom learning with driving sessions with a professional so that participants can put their sharpened skills into practice. We have definitely seen a change for the better from this one day of intensive training. It is supplemented by continuous driver education to all employees. In 2003, we recognized and rewarded 4,100 sales representatives for accident-free driving records.

We make sure that our fleet vehicles are equipped with specific safety features, that the seats provide proper ergonomic support and that assistance is quickly available in case of a vehicle accident, breakdown or other vehicle-related emergency.

Our Safety Champions are one of our most important success factors. These employees serve one-year terms and are responsible for promoting safety awareness within their respective districts. Our 300 Safety Champions conduct safety presentations, develop and distribute communications and act as the safety focal point for other employees on their teams. Their contributions are invaluable.

Valuing the Environment

Aventis continuously seeks new ways to reduce the environmental impact of our operations, products and services. Finding effective ways to reduce our environmental impacts, such as through efficient use of natural resources, makes us more competitive and allows us to help sustain the natural environment and communities across the globe for future generations.

Principle Seven of the UN Global Compact, of which Aventis is a signatory, states “businesses should support a precautionary approach to environmental challenges.” The principle requires that the absence of full scientific certainty should not prevent the implementation of measures to prevent environmental degradation when the threat is potentially serious or irreversible. Aventis applies the precautionary approach through its commitment to work toward the prevention of environmental damage from occurring as a result of our products and operations. Our Sustainable Chemistry Principles and Guidelines help our scientists reduce toxicity hazards and potential exposures, conserve energy and resources, decrease emissions and waste, promote process safety and reduce environmental costs and liabilities. For more information on the Sustainable Chemistry Principles and Guidelines, see our Web site at www.aventis.com/sustainability.

Making Progress in Resource Efficiency

In 2003, Aventis made progress on many fronts to minimize the environmental impacts of its products across the value chain. We identified opportunities to reduce our use of natural resources, such as water and energy, thus minimizing our generation of wastes and emissions. We also implemented the use of more environmentally friendly chemicals and packaging materials.

Energy

Reducing our use of energy and using cleaner fuels is a company-wide initiative. For example, our sites in Brazil, Guatemala and Mexico have been working together to share best practices, technical expertise and solutions and education as part of Aventis Latin America’s Natural Resources Conservation Program. According to Alvaro Siquara, EHS Director for Drug Products and Commercial Operations for Aventis Latin America, concerted efforts in 2003 to rationalize electrical power utilization and to improve the combustion efficiency of boilers have spurred many improvements. The Ocoyoacac plant in Mexico realized a 3.5% reduction in electricity use and an 11% reduction in purchased electricity per unit of product produced compared to 2002. The Suzano site in Brazil reduced the use of purchased electricity by 8% between 2002 and 2003 through improvements in electricity management and equipment improvements. The Guatemala facility upgraded its capacitors, resulting in energy savings of 7%.

Total energy use decreased by 10% from 2002, with 4% real improvement and 6% attributable to the divestment of sites. Improvement in energy consumption in 2003 resulted from a number of projects designed to optimize energy efficiency and pollution prevention. For example, we eliminated the use of coal at the Elbeuf API France site and switched from fuel oil to natural gas at several sites, including Brindisi, Italy; Vitry, France; and Singapore. The Aventis prescription drug business has been coal-free since mid-2003.

Water

Total water consumption, which includes non-contact cooling water, increased in 2003 by about 2% due to the exceptional heat wave in Europe and increased production. Water consumption increased by 4% from the 2001 baselines (5% if divested sites are excluded). Most of the increase was due to greater consumption of river water.

Packaging

Aventis continues to evaluate opportunities to reduce packaging use. The Journey to EHS Excellence goal is to integrate EHS considerations into packaging decisions by 2006.

A Partnership to Conserve Regional Water Resources

The south of Italy often encounters restricted water supplies during the summer. The prospect of water shortages underscores the need to reduce pressures on the municipal water supply through wise planning and use. The Aventis Pharmaceutical plant in Brindisi has partnered with the Ministry of Scientific and Technological Research in Italy to investigate and apply the best techniques to reduce our need for water.

The goal of the Brindisi site is to reduce water usage by 77% from current rates by finding ways to treat and reuse wastewater in the manufacturing processes. A core team of Aventis technical, purchasing and external affairs experts is working in partnership with senior researchers of the Consiglio Nazionale di Reicerca, the main state research center. The site has built two pilot plants to investigate several different techniques and combination of techniques, including physical, chemical and biological treatment.

Aventis Brindisi sees major benefits from active participation in this research project, including managing the risk of business interruption, reducing environmental impact, improving relationships with the local authorities and community, and operating more economically.

Finding the Most Sustainable Production Processes [3]

Operating sustainably means minimizing resource consumption and waste and emissions generation in our synthetic routes and production processes in making a drug. At Aventis in Frankfurt, we have developed a tool to analyze new and existing processes. This tool is called EEL, because we are conducting economic, ecological and legal evaluations on the material flows. The results help identify and compare sustainability ratings for further decision-making.

During the economic evaluation, we use flow cost calculations based on material and disposal costs – exclusive of energy costs, human resource costs and depreciation. For the ecological evaluation, we examine types, quantities and hazard characteristics of raw materials, auxiliary materials and residues (waste, wastewater and air emissions). Finally, we analyze the legal aspects based on current and emerging environmental legislation. Our goal is to find opportunities to use the fewest, safest and most efficient materials, in the least steps possible and with the lowest amount of waste and emissions.

Using this tool helped to integrate environmental concerns as a core part of new drug production. Due to the success we have had with the EEL tool, its use is becoming more widespread within Aventis – a very important step forward in becoming more sustainable.

The output of the tool is a visual summary of performance indicators. This allows us to compare prospective processes and make recommendations to the process owners for optimizing material use and costs while minimizing the environmental footprint of production processes.

Taking Local Action to Support Biodiversity

Aventis facilities actively support the preservation and enhancement of wildlife habitat and plant species within their local communities through cash donations and volunteer activities. Details on some of our sites’ activities, as well as the Aventis policy on biodiversity, can be found at www.aventis.com/sustainability.

Gathering Steam on Reducing Air Emissions

Aventis continuously seeks to further reduce air pollution associated with the research, manufacturing and use of our products. Switching fuels and using more efficient heating and cooling systems are some improvement areas that have reduced our emissions to air. Another key area where we are making improvements is in control of ozone-depleting substances used as propellants in some of our products.

In 2003, reporting of CO2 emissions expanded to include process, direct and indirect emissions. The result is more accurate data for 2003. CO2 emissions have remained stable with respect to prior years, including prescription drugs fleet emissions, which were approximately 193,000 metric tons. NOX and SO2 emissions decreased substantially due to several sites replacing coal and fuel oil with cleaner fuels, such as natural gas. Since 2002, NOX fell by 44% and SO2 by 61% (excluding divested sites).

Aventis prescription drugs developed and implemented a new volatile organic compound (VOC) guideline in 2003. With this guideline in place, we corrected previously reported data. In 2003, VOC emissions increased 3% due to greater use of a cleaning solvent at an API site in France.

Ozone depleting substances (ODS) increased more than 50% due in part to a 20% increase in production of inhalation devices at Manati, Puerto Rico, and a release of an R-22 mixture due to a mechanical seal rupture on a compressor at Maison Alfort, France.

Less Waste, Better Business

In 2001, Aventis established a team to optimize waste management, share best practices and stimulate program initiatives in our European Industrial Operations locations as part of a corporate initiative to minimize waste and reduce the costs of waste management and disposal. Initially driven by purchasing personnel, in 2003 the waste management team was reconvened with EHS and purchasing representatives from key Active Pharmaceutical Ingredient (API) sites in Germany and France that generate the majority of waste from Aventis production locations.

The waste reduction goals in the Journey to EHS Excellence are a driving force in focusing the sites on waste reduction opportunities through solvent recycling, raw material reductions, process improvements to increase yields and tax cost minimization. In addition to the efforts of the API sites, Drug Product (DP) sites have also contributed in the areas of packaging waste reductions and more favorable disposal contracts. About €3.9 million have been saved in 2003.

 The Aventis prescription drug business has a 5-year goal to reduce total waste and emissions by 20% from a 2001 baseline. Waste generation decreased by 3% (or approximately 1% excluding divested sites) from 2002. Since the 2001 baseline year, waste generation decreased 8.5% (or 6% when excluding divested sites).

Total waste and emission reduction for the Aventis prescription drug business was 6%, including divested sites. This included: VOCs, SO2, NOX, ODS, nonhazardous waste, hazardous waste and chemical oxygen demand (COD).

All sites and functions have contributed in this global effort. Höchst API, Germany, had the most significant decrease. This improvement was achieved despite an increase in production within API.

Improving the Quality of Wastewater Discharges

Wastewater effluent constituents, such as nitrogen, phosphates and total suspended solids, remained relatively unchanged. Chemical oxygen demand (COD) decreased 21% from 2002 and 28% from the 2001 baseline. API France (Vitry and Neuville), API Germany and API Italy made significant progress in improving the efficiency of their wastewater treatment systems.

Environmental Compliance Performance

In 2003, Aventis facilities received two environmental notices of violation (NOVs). Both occurred in the United States for minor noncompliance with hazardous waste labeling requirements and were immediately corrected. One of these NOVs had an associated financial penalty of US$ 1,000 (€1,260). There was a 3 metric ton release of an R-22 from a mechanical seal rupture from a compressor at a facility in France.

Retained Environmental Matters

Due to the long history of Aventis’ legacy businesses, a number of present and former sites have an extended history of industrial use. Through the Aventis EHS Policy, the Group makes a commitment to be responsible for, and address environmental impacts resulting from, past operating practices. With respect to certain businesses that Aventis and its subsidiaries have demerged or divested, for example Aventis CropScience, Aventis Animal Nutrition, Celanese, InfraServ Höchst, Messer Griesheim and the specialty chemicals business sold to Clariant, the Group has retained responsibility for certain environmental liabilities. Aventis is currently in the process of investigating, monitoring and remediating soil and groundwater contamination of some of these sites. In addition, Aventis has been and may in the future be liable to contribute to the cleanup of currently or formerly owned, leased and third-party sites where contamination has occurred, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and other similar laws in the United States and elsewhere. Under these laws, the owner or operator of contaminated properties and the party(ies) responsible for the contamination at such facilities can be jointly and severally liable for the remediation of such properties, regardless of fault.

Aventis or its subsidiaries have been designated as “potentially responsible parties” or the equivalent under the Superfund and similar U.S. and non-U.S. laws, or may otherwise have potential responsibility for numerous sites, of which approximately ten are undergoing active remediation by the Group and approximately 38 are undergoing active remediation by third parties with primary responsibility for such remediation (through indemnification or otherwise). For more information, we refer you to the Aventis Form 20-F or the Aventis “Document de Référence.”

Method Used for Collecting EHS Data

Aventis collects data using sophisticated data bases and a reporting tool, allowing data to be tracked by site, country, EHS parameter and business function. We report EHS parameters based on the Global Reporting Initiative (GRI) guidelines and company benchmarking. The parameter definitions are available on our Web site at www.aventis.com/sustainability.

Aventis has made additional enhancements to the methods used to collect EHS data in order to improve compliance with French legal requirements.

Performance Summary

Prescription Drugs

Indicator	2003	2002	2001	02-03 change

Sales (billion €)	15.19	16.03	15.17	-5.2%
Number of ISO 14001-certified sites [3]	17	16	13	6.3%
INJURIES AND ILLNESSES
Lost time injury frequency rate (per million hours worked) [1]	2.1	2.5	2.3	-16.0%
Total reportable injury rate (per million hours worked) [1]	3.4	4.4	4.7	-22.7%
Motor vehicle accidents with injuries [3]	99	120	80	-17.5%
ENERGY CONSUMPTION
Energy consumption (mil gJ)	9.74	10.77	10.51	-9.6%
Energy consumption (mil gJ/€ billion)	0.64	0.67	0.69	-4.6%
Natural gas usage (mil gJ) [1]	4.66	4.63	4.06	0.8%
Purchased electricity (mil gJ) [1]	3.34	3.42	3.57	-2.4%
Coal usage (mil gJ) [1]	0.28	0.81	0.38	-65.4%
Oil usage (mil gJ) [1]	0.41	0.78	1.37	-48.0%
Steam (mil gJ)	0.96	1.04	1.06	-7.1%
Brine (mil gJ)	0.09	0.09	0.07	-1.9%
WATER CONSUMPTION
Water consumption (mil cubic meters) [1]	74.14	72.30	75.28	2.5%
Water consumption (mil cubic meters/€ billion)	4.88	4.51	4.96	8.2%
Well water supply (mil cubic meters) [1]	27.55	29.56	28.10	-6.8%
Municipal water supply (mil cubic meters) [1]	4.83	5.58	5.79	-13.4%
River water supply (mil cubic meters) [1]	41.77	37.16	41.40	12.4%
AIR EMISSIONS
Carbon dioxide emissions (metric tons) [1]	565,280	586,650	538,311	-3.6%
Carbon dioxide emissions (metric tons/€ billion)	37,214	36,597	35,485	1.7%
Direct CO2 emissions	296,111	459,203	415,817	-35.5%
Process CO2 emissions	6,483	2,041	–	217.6%
Indirect CO2 emissions	262,686	125,406	122,494	109.5%
Ozone depleting substances (metric tons) [1]	11.8	7.4	18.8	59.0%

Indicator	2003	2002	2001	02-03 change

Ozone-depleting substances (metric tons/€ billion)	0.8	0.5	1.2	67.8%
Volatile organic compounds (metric tons) [1]	3,697.9	3,579.5	3,678.2	3.3%
Volatile organic compounds (metric tons/€ billion)	243.4	223.3	242.5	9.0%
Sulfur dioxide emissions (metric tons) [1]	275.1	713.2	849.3	-61.4%
Sulfur dioxide emissions (metric tons/€ billion)	18.1	44.5	56.0	-59.3%
Nitrogen oxide emissions (metric tons) [1]	424.7	680.9	631.6	-37.6%
Nitrogen oxide emissions (metric tons/€ billion)	28.0	42.5	41.6	-34.2%
NONHAZARDOUS WASTE GENERATED
Nonhazardous waste generated (metric tons) [1]	59,598	60,314	68,441	-1.2%
Nonhazardous waste generated (metric tons/€ billion)	3,924	3,763	4,512	4.3%
Recycled nonhazardous waste (metric tons) [1]	18,315	17,827	18,175	2.7%
Incinerated nonhazardous waste (metric tons) [1]	13,324	13,160	13,624	1.2%
Disposed nonhazardous waste, including landfilled (metric tons) [1]	27,959	29,327	36,642	-4.7%
HAZARDOUS WASTE GENERATED
Hazardous waste generated (metric tons) [1]	83,601	87,266	87,288	-4.2%
Hazardous waste generated (metric tons/€ billion)	5,504	5,444	5,754	1.1%
Recycled hazardous waste (metric tons) [1]	19,273	21,207	20,999	-9.1%
Incinerated hazardous waste (metric tons) [1]	63,978	65,364	65,106	-2.1%
Landfilled hazardous waste (metric tons) [1]	350	695	1,183	-49.7%
WASTEWATER EMISSIONS
Total wastewater discharge (mil cubic meters) [1]	72.14	69.86	72.96	3.3%
Total wastewater discharge (mil cubic meters/€ billion)	4.75	4.36	4.81	9.0%
Total suspended solids (metric tons) [1]	844.30	980.41	1458.54	-13.9%
Chemical oxygen demand (metric tons) [1]	4268.27	5426.78	6030.07	-21.3%
Total nitrogen (metric tons) [1]	810.56	833.72	815.65	-2.8%
Total phosphate (metric tons) [1]	189.21	182.76	273.23	3.5%

Notes:

[1]           Previously reported data have been adjusted for many parameters to reflect improvements in data collection and greater consistency in the use of approved calculation methodologies.

[2]           The percent variation is based on actual figures versus the rounded figures displayed in the table.

[3]           This table includes data from divested sites.

Human Vaccines

Indicator	2003	2002	2001	02-03 change

Sales (billion €)	1.62	1.58	1.43	2.6%
INJURIES AND ILLNESSES
Lost time injury frequency rate (per million hours worked) [1]	1	2.3	2.75	-56.5%
Total reportable injury rate (per million hours worked) [1]	4	6.98	6.4	-42.7%
Motor vehicle accidents with injuries	3	1	1	200.0%
ENERGY CONSUMPTION
Energy consumption (mil gJ)	2.03	2.00	1.64	1.3%
Energy consumption (mil gJ/€ billion)	1.25	1.27	1.15	-1.3%
Natural gas usage (mil gJ) [1]	1.07	1.19	0.96	-10.2%
Purchased electricity (mil gJ) [1]	0.70	0.64	0.54	8.7%
Coal usage (mil gJ) [1]	0.00	0.00	0.00	0.0%
Oil usage (mil gJ) [1]	0.26	0.19	0.14	39.8%
WATER CONSUMPTION
Water consumption (mil cubic meters) [1]	1.88	1.88	1.74	0.1%
Water consumption (mil cubic meters/€ billion)	1.16	1.19	1.21	-2.4%
Well water supply (mil cubic meters) [1]	0.26	0.25	0.25	5.7%
Municipal water supply (mil cubic meters) [1]	1.62	1.64	1.49	-1.3%
River water supply (mil cubic meters) [1]	0.00	0.00	0.00	0.0%
AIR EMISSIONS
Carbon dioxide emissions (metric tons) [1]	76,532	80,879	62,632	-5.4%
Carbon dioxide emissions (metric tons/€ billion)	47,213	51,189	43,799	-7.8%
Ozone depleting substances (metric tons) [1]	1.0	1.0	2.0	0.0%
Ozone-depleting substances (metric tons/€ billion)	0.6	0.6	1.4	-2.5%
Volatile organic compounds (metric tons) [1]	40.0	29.0	10.0	37.9%
Volatile organic compounds (metric tons/€ billion)	24.7	18.4	7.0	34.4%
Sulfur dioxide emissions (metric tons) [1]	35.0	46.0	41.0	-23.9%
Sulfur dioxide emissions (metric tons/€ billion)	21.6	29.1	28.7	-25.8%
Nitrogen oxide emissions (metric tons) [1]	110.0	96.0	93.0	14.6%
Nitrogen oxide emissions (metric tons/€ billion)	67.9	60.8	65.0	11.7%

Indicator	2003	2002	2001	02-03 change

NONHAZARDOUS WASTE GENERATED
Nonhazardous waste generated (metric tons) [1]	9,114	8,871	7,021	2.7%
Nonhazardous waste generated (metric tons/€ billion)	5,622	5,615	4,910	0.1%
Recycled nonhazardous waste (metric tons) [1]	1,538	1,363	1,030	12.8%
Incinerated nonhazardous waste (metric tons) [1]	3,230	3,208	2,986	0.7%
Disposed nonhazardous waste, including landfilled (metric tons) [1]	4,426	4,439	4,039	-0.3%
HAZARDOUS WASTE GENERATED
Hazardous waste generated (metric tons) [1]	2,182	2,255	1,772	-3.2%
Hazardous waste generated (metric tons/€ billion)	1,346	1,427	1,239	-5.7%
Recycled hazardous waste (metric tons) [1]	872	1,001	800	-12.9%
Incinerated hazardous waste (metric tons) [1]	1,241	1,148	896	8.1%
Landfilled hazardous waste (metric tons) [1]	72	105	76	-31.4%
WASTEWATER EMISSIONS
Total wastewater discharge (mil cubic meters) [1]	1.6	1.7	1.5	-6.6%
Total wastewater discharge (mil cubic meters/€ billion)	1.0	1.1	1.1	-9.0%
Total suspended solids (metric tons) [1]	87	107	101	-18.7%
Chemical oxygen demand (metric tons) [1]	190	238	226	-20.2%
Total nitrogen (metric tons) [1]	26	33	35	-21.2%
Total phosphate (metric tons) [1]	17	19	10	-10.5%

Notes:

[1]           Previously reported data have been adjusted for many parameters to reflect improvements in data collection and greater consistency in the use of approved calculation methodologies.

[2]           The percent variation is based on actual figures versus the rounded figures displayed in the table.

Awards and Recognition

In 2003, Aventis is honored to have received external recognition of our global and community citizenship efforts, our ability to provide shareholder value and our success in developing a workplace of choice for current and prospective employees. We are also pleased to continue our internal recognition and celebration of our employees’ achievement of excellence in Environment Health Safety. The following awards and recognition represent some of the highlights for Aventis.

Serving Communities in Need

Eliminating Sleeping Sickness

In September 2003, Aventis was officially recognized and presented with a Certificate of Appreciation for its partnership and co-operation with the World Health Organization (WHO) in combating human and animal trypanosomiasis (also known as sleeping sickness) in Africa. Sleeping sickness threatens over 60 million people in 36 countries of sub-Shahran Africa. Half a million people are known to have the disease, but only three to four million people at risk have access to regular examination and screening. In affected areas, sleeping sickness is the first or second leading cause of mortality, ahead of HIV/AIDS.

Aventis was the first private sector partner to establish an extensive partnership with the WHO to combat sleeping sickness. Through the partnership, Aventis is donating US$ 25 million (€19.7 million) in drugs and financial support for disease management and research to eliminate this poverty-related disease. In the spirit of the agreement, Aventis is contributing to the transfer of the production technology by providing industrial capacity audits, quality assessment of samples and industrial training to low cost suppliers. An added facet of the program is collaboration with the public sector to help control the disease and identify new treatments.

Improving Latino Health and Medicine

The California Latino Medical Association (CaLMA) presented Aventis with an award for its long-standing commitment to the health needs of the Latino community and its leadership role in advancing Latino medical professionals, including support of an annual scholarship program for Latino medical school students. CaLMA is the largest ethnic physician association in California and an organization committed to providing culturally sensitive healthcare of the highest quality to Latinos and their families. Aventis supports CaLMA because it recognizes the devastating consequences the healthcare gap can have on the Hispanic population in the United States.

Recognition as a Leading Sustainability Company

For the third consecutive year, Aventis was admitted to the Dow Jones Sustainability World Indexes (DJSI World) and for the first time, Aventis was admitted to the more elite group, Dow Jones STOXX Sustainability Index (DJSI STOXX). DJSI World consists of more than 300 companies that represent the top 10% of the leading sustainability companies in 59 industry groups in the 34 countries covered by the biggest 2,500 companies in the Dow Jones Global Indexes. At the end of August 2003, the market capitalization of the DJSI World exceeded US$ 5 trillion. DJSI STOXX Sustainability Indexes track the financial performance of the top 20% of companies in Europe in terms of sustainability among the Dow Jones STOXX 600 Index component.

Workplace of Choice

For the second year in a row, Aventis was named to Working Mother magazine’s list of the 100 Best Companies for Working Mothers. Aventis was selected based on our family-friendly corporate culture, work/life policies and commitment to the advancement of women and employee diversity. “Providing options that support work/life balance for our employees has been a priority from the very beginning,” says Gerald Belle, President, Aventis Pharmaceuticals, North America. “We take pride in the diverse, family-friendly environment we’ve created and appreciate the ongoing recognition from Working Mother magazine.”

In addition to being listed among the Top 100 U.S. employers by Working Mother, Aventis also was listed in the journal Science as one of the top 20 biopharmaceutical companies at which to work, based on survey data by an independent research firm.

Reflecting our Proud History

The French version of A World without Polio: The Men and Women of Aventis Pasteur in the March of History received the Corporate Book Prize, awarded by the Union des Journalistes et Journaux d’Entreprise Français, an organization representing French corporate communicators. This prize, awarded under the aegis of the French Prime Minister, is highly prestigious. A member of the jury explained why the book was chosen: “A World without Polio is not trendy; it is a powerful book that tells the story of 50 years of battling polio by the men and women of the Aventis human vaccines business. The jury was impressed with this investigative work, which is both concise and authentic. It brings a sense of pride to in-house teams and highlights our commitment to outsiders.”

Honoring EHS Excellence Within Aventis

In 2001, the Aventis Board of Management established the Environment Health Safety awards in recognition and celebration of teams, sites and organizations within Aventis that have achieved excellence in EHS. The winner of the grand prize and the runners-up receive personal recognition from the Board of Management during an awards ceremony as well as cash prizes to support employee and community EHS outreach projects.

This Year’s Finalists

•          Agnani, Italy

•          Ankleshwar, India

•          Aventis Canada Commercial Operations (best in category: Motor Vehicle Safety)

•          Frankfurt DI&A

•          Frankfurt, Germany (best in category: Safety Excellence)

•          Garessio, Italy (best in category: Promoting and Protecting Health)

•          Germany Commercial Operations

•          Neuville, France (best in category: Reducing Our Environmental Footprint)

•          Suzano, Brazil (grand prize winner)

•          Val De Reuil Aventis Pasteur

Back to the Community: 2002 EHS Award Winners Reach Out

Last year’s award winners found exciting local opportunities in which to invest their cash awards. The grand prize winner, Scoppito, Italy, was selected for its comprehensive program of contractor risk prevention and its innovative heart disease prevention program. The facility used its award to increase knowledge and awareness in the areas of “Cardiovascular Risk” and “Stress at Work” through external and internal conferences and distribution of informational materials to thousands of employees. Award funds also provided training material to 40 elementary school teachers and 1,500 students on handling emergencies at six local schools, and subsidized the publication of a safety calendar, with student drawings illustrating monthly safety topics. Information on the projects funded by the other 2002 award winners can be found at www.aventis.com/sustainability.

Appendix: Therapeutic Proteins

Profile

Aventis Behring L.L.C. is a global leader in the therapeutics protein industry. The company distributes products to over three-quarters of the world’s markets and produces nearly one-fifth of the world’s plasma-derived therapies. Aventis Behring offers more than 30 products in therapeutic categories, including coagulation disorders, immune deficiencies, plasma expanders and wound-healing agents. With one of the world’s largest, fully integrated plasma collection companies, Aventis Bio-Services, Inc., Aventis Behring is able to maintain control of the product cycle – raw material to licensed biological product – through processes designed to ensure the quality, purity and safety of its therapies. Aventis Behring employs approximately 6,200 employees and is headquartered in King of Prussia, Pennsylvania, United States.

EHS Highlights

Safety Improvement at Aventis Bio-Services

In 2003, Aventis Bio-Services reduced its lost-time rate by more than 20% and recordable rate by more than 40% by embracing and promoting a culture dedicated to safety excellence and by maintaining its focus on leadership and accountability.

Global Biosafety Program

Biosafety is an area of critical business importance in the biologics industry, and one in which Aventis Behring is an industry leader. 2003 marked an important milestone for the Aventis Behring biosafety management program. The company’s expert resources implemented a comprehensive, integrated management system through a series of global and site training sessions, site conformance reviews and risk assessments.

Management Systems Certification at European Sites

Management systems development and certification continues to be an important and integral method of ensuring consistent EHS performance throughout the business. Aventis Behring’s European manufacturing sites have all been certified to the EMAS II / ISO 14001 Standard. Both Marburg, Germany, and Barcelona, Spain, achieved their initial certification to these standards in 2003, while Vienna, Austria, was recertified.

Therapeutic Proteins: Performance Summary

Indicator	2003	2002	2001	02-03 change

Sales (billion €)	1.01	1.07	1.13	-5.6%
INJURIES AND ILLNESSES
Lost time injury frequency rate (per million hours worked)	6	8.4	8.4	-28.6%
Total reportable injury rate (per million hours worked)	7.4	13.6	15.9	-45.6%
ENERGY CONSUMPTION
Energy consumption (mil gJ)	1.16	1.20	1.12	-3.2%
Energy consumption (mil gJ/€ billion)	1.15	1.12	0.99	2.6%
Natural gas usage (mil gJ)	0.82	0.88	0.83	-6.4%
Purchased electricity (mil gJ)	0.32	0.32	0.29	-0.6%
WATER CONSUMPTION
Water consumption (mil cubic meters)	1.38	1.72	1.54	-19.9%
Water consumption (mil cubic meters/€ billion)	1.37	1.61	1.36	-15.1%
Municipal water supply (mil cubic meters)	1.38	1.72	1.54	-19.9%
AIR EMISSIONS
Carbon dioxide emissions (metric tons)	41,348	48,358	45,700	-14.5%
Carbon dioxide emissions (metric tons/€ billion)	40,939	45,194	40,375	-9.4%
Ozone depleting substances (metric tons)	2.50	3.10	1.30	-19.4%
Ozone-depleting substances (metric tons/€ billion)	2.48	2.90	1.15	-14.6%
Volatile organic compounds (metric tons)	186.00	196.60	201.40	-5.4%
Volatile organic compounds (metric tons/€ billion)	184.16	183.74	177.93	0.2%
Sulfur dioxide emissions (metric tons)	0.20	0.20	0.20	0.0%
Sulfur dioxide emissions (metric tons/€ billion)	0.20	0.19	0.18	5.9%
Nitrogen oxide emissions (metric tons)	28.20	43.40	43.90	-35.0%
Nitrogen oxide emissions (metric tons/€ billion)	27.92	40.56	38.78	-31.2%
NONHAZARDOUS WASTE GENERATED
Nonhazardous waste generated (metric tons)	8,902	9,850	9,697	-9.6%
Nonhazardous waste generated (metric tons/€ billion)	8,814	9,206	8,567	-4.3%
Recycled nonhazardous waste (metric tons)	4,592	4,859	4,789	-5.5%
Incinerated nonhazardous waste (metric tons)	896	1,111	941	-19.4%
Disposed nonhazardous waste, including landfilled (metric tons)	3,414	3,880	3,967	-12.0%
HAZARDOUS WASTE GENERATED
Hazardous waste generated (metric tons)	4,419	4,979	4,684	-11.2%
Hazardous waste generated (metric tons/€ billion)	4,375	4,653	4,138	-6.0%
Recycled hazardous waste (metric tons)	2,408	2,816	2,621	-14.5%
Incinerated hazardous waste (metric tons)	1,248	1,353	1,235	-7.8%
Landfilled hazardous waste (metric tons)	763	810	828	-5.8%
WASTEWATER EMISSIONS
Total wastewater discharge (mil cubic meters)	1.32	1.68	1.46	-21.7%
Total wastewater discharge (mil cubic meters/€ billion)	1.30	1.57	1.29	-17.0%
Total suspended solids (metric tons)	158.30	160.10	190.40	-1.1%
Chemical oxygen demand (metric tons)	554.90	707.20	704.80	-21.5%
Total nitrogen (metric tons)	6.20	15.30	10.20	-59.5%
Total phosphate (metric tons)	11.30	15.30	22.80	-26.1%

Notes:

[1]           The verification procedures performed by PricewaterhouseCoopers solely cover Aventis core businesses. The data related to Therapeutic Proteins listed on this page were not subject to this review.

[2]           The percent variation is based on actual figures versus the rounded figures displayed in the table.

Index: Global Reporting Initiative

Reporting Element

1.1		vision & strategy
1.2		Chairman’s statement
2.1		name of organization
2.2		products & services
2.3		operational structure
2.4		major divisions
2.5		countries of operation
2.6		ownership
2.7		markets served
2.8		scale of organization
2.9		stakeholders
2.10		contact person(s) for report
2.11		reporting period
2.12		date of last report
2.13		boundaries of report
2.14		significant changes
2.15		reporting joint ventures, subsidiaries, etc.
2.16		restatements
2.17		decision to not apply GRI
2.18		criteria for costs & benefits
2.19		measurement changes
2.20		accuracy & reliability of report
2.21		independent report assurance
2.22		access to additional information
3.1		governance structure
3.2		board independence
3.3		board expertise
3.4		board & sustainability risks & opportunities
3.5		links to compensation
3.6		sustainability organization
3.7		vision & values
3.8		shareholder recommendations to board
3.9		Identifying stakeholders
3.10		stakeholder consultation
3.11		stakeholder issues
3.12		use of stakeholder information
3.13		precautionary approach
3.14		subscribing to external initiatives
3.15		business associations
3.16		managing upstream & downstream impacts
3.17		managing indirect impacts
3.18		changes in location or operations
3.19		programs & procedures
3.20		certification status

Reporting Element

EC1	core	net sales
EC2	core	geographic markets
EC3	core	cost of goods purchased
EC4	core	contracts paid on time
EC5	core	total payroll & benefits
EC6	core	distributions to providers of capital
EC7	core	increase in retained earnings
EC8	core	taxes paid
EC9	core	subsidies received
EC10	core	donations
EN1	core	total material use
EN2	core	use of wastes as materials
EN3	core	energy use (by source)
EN4	core	indirect energy use
EN5	core	water use
EN6	core	location/size land owned in biodiversity-rich habitats
EN7	core	major impacts on biodiversity
EN8	core	greenhouse gas emissions
EN9	core	ozone depleting substances
EN10	core	NOx, SOx, other air emissions by type
EN11	core	total waste by type and destination
EN12	core	water discharges by type
EN13	core	significant spills
EN14	core	environmental impacts of products & services
EN15	core	% products sold reclaimable & actually reclaimed
EN16	core	compliance
LA1	core	breakdown of workforce
LA2	core	net employment creation & turnover by region
LA3	core	% employees represented by trade unions
LA4	core	employee consulting over operational changes
LA5	core	practices on recording accidents/illnesses (ILO Code)
LA6	core	joint H&S committees with workers (% covered)
LA7	core	injury, lost day, absentee rates & fatalities
LA8	core	HIV/AIDS policies & programs
LA9	core	training hours annually by employee category
LA10	core	equal opportunity policies & programs
LA11	core	diversity of senior management & board
HR1	core	human rights policies, procedures, monitoring
HR2	core	considering human rights in investment & procurement
HR3	core	human rights monitoring of supply chain & contractors
HR4	core	policy, procedures preventing discrimination
HR5	core	freedom of association policy & procedures
HR6	core	child labor
HR7	core	forced & compulsory labor
SO1	core	managing impacts on communities
SO4	add’l	awards (social, ethical, environmental)
SO2	core	bribery & corruption
SO3	core	political contributions & lobbying
PR1	core	preserving customer health & safety
PR2	core	policy, procedures on product information/labeling
PR3	core	respect for customer privacy

Index: Social and Environmental Information

Information included in the Management Board’s report in application of article L 225-102 -1 paragraph 4 of the French Commercial Law

I – Social Information

A – The total number of employees, recruitments distinguishing between fixed-term contracts and contracts of indeterminate duration, possible recruitment difficulties, dismissals and their reasons, overtime and external workforce. Information relative to plans to reduce the workforce and job preservation, to efforts at reclassification, to re-recruitment and accompanying measures

B – The organization of working time, the duration of working time for full-time salaried workers and part-time salaried workers, absenteeism and the reasons for it

C – Remuneration and its evolution, payroll taxes, the application of heading IV of book IV of the French labor code, professional equality between men and women

D – Professional relations and the results of collective agreements

E – Hygiene and safety conditions

F – Training

G – Employment and insertion of disabled workers

H – Company welfare services

I – The amount of subcontracting

J – Territorial impact of its activities with regard to employment and regional development

K – Relations between the company and insertion associations, educational establishments, environmental protection associations, consumer associations and the local population
L – Amount of subcontracting and the way in which the company promotes with subsidiaries the provisions of fundamental agreements of the International Labour Organization

M – The way in which foreign subsidiaries of the company take into account the impact of their activities on regional development and the local population

II – Environmental Information

A – The consumption of water, raw materials and energy with the measures taken to improve energy efficiency and the recourse to renewable energy sources, the conditions of using the ground, discharges into the air, water and ground that seriously affect the environment, noise pollution, odor nuisance and waste

B – The measures taken to limit interference with the biological balance, natural areas and protected species of animals and plant life

C – The evaluation and certification measures taken with regard to the environment

D – The measures taken, if necessary, to ensure the compliance of the activity of the company with the legal provisions and regulations applicable in this area

E – The costs incurred to prevent any consequences of the company’s activity for the environment

F – The existence of internal departments of the company for the management of the environment, the training and informing of employees in this regard, the means devoted to the reduction of risks to the environment, together with the organization put into place to deal with accidents leading to pollution with consequences for areas beyond those of the limits of the company premises

G – The sum of reserves and guarantees for risk with regard to the environment

H – The sum of compensation paid during the fiscal year due to a judicial decision with regard to the environment, and action undertaken for compensation for damage to the environment

I – All the elements concerning the objectives that the company assigns to its foreign subsidiaries with regard to the points A to F above

Third-Party Verification Statement

PricewaterhouseCoopers’ report on sustainability key performance indicators in Aventis 2003 Sustainability Report

To: Aventis Management and Shareholders

At the request of Aventis S.A and in our role as auditors for Aventis, we have conducted a third party verification to provide moderate assurance (1) covering 2003 data (hereafter “the Data”) for Aventis “core-business” (Prescription Drugs and Human Vaccines), as identified by the symbols [1] or [2] in the Aventis 2003 Sustainability Report.

This is the second year of our involvement. This year, our work concerns systems, procedures and programmes but also quantitative Data.

The Sustainability Report was prepared under the responsibility of Aventis management and takes into consideration voluntary guidelines such as the Global Reporting Initiative (GRI). It also contains social and environmental information required under the Decree no. 2002-221, dated 20 February 2002 (hereafter referred to as the ‘Decree’) in application of Article L.225-102-1 of French Commercial Law.

The Data included in this report were prepared in accordance with Aventis’ reporting procedures, and in particular, the Environment Health Safety (EHS) standard “EHS Reporting S11.1-5” defined within the framework of Aventis’ EHS management system and procedures for the reporting of social data as defined by the Aventis Human Resources division, which can be consulted at Aventis’ headquarters.

It is our responsibility to express an opinion on this data and not on all the non-financial information in this report.

Nature and scope of the verification

We planned and performed the following activities to obtain moderate assurance(1) that the Data is free of material misstatements.

For the EHS Data marked with the symbol [1], we have assessed the effectiveness of Aventis EHS internal reporting systems, through the following procedures:

•                  We reviewed Aventis’ reporting procedures and any modifications since last year in order to assess the comparability of the key performance indicators over time, and to assure that the reporting framework remains relevant, reliable, objective and understandable;

•                  We performed an analytical review of 2003 key performance indicators, in comparison with previous year’s Data;

•                  We selected a significant sample of Aventis operating sites based on their relative contribution to the consolidated Data and the results of verifications performed since 2001.

For these selected sites described below:

•                  We reviewed the EHS data reported by sites and analyzed trends and variations;

•                  We verified that Aventis guidelines were applied correctly to gather and prepare data at site level;

•                  We verified the detailed calculations of Data reported by sites based on supporting evidence (emission monitoring, monitoring reports, declarations to local authorities, etc.) for selected key performance indicators;

•                  We reviewed the related internal controls.

Our review procedures were performed at corporate headquarters in France (Strasbourg), in Germany (Höchst) and in the United States (Bridgewater). During our verification work we visited 7 industrial sites of Aventis’ Prescription Drugs business in the United States, France, Italy and Germany, and one site of the Human Vaccines activity in Canada.

Moreover, we conducted interviews with the representatives of 9 Aventis sites in Brazil, the United Kingdom, the United States, Germany, France, Italy, India and Singapore.

Finally, at headquarters:

•                  We reviewed the EHS data collection and aggregation procedures;

•                  We reviewed the related internal controls; and

•                  We verified, on a test basis, the accuracy of the consolidated Data calculations.

The 2003 EHS Data reviewed for the selected sites, represent the following contribution to the Data (percentage):

•                  Injuries & Illnesses, 27% of working hours

•                  Energy Consumption, 51% of published figures

•                  Water Consumption, 61% of published figures

•                  Air Emissions, 62% of published figures

•                  Nonhazardous Waste generated, 45% of published figures

•                  Hazardous Waste generated, 72% of published figures

•                  Wastewater Emissions, 50% of published figures

For the social Data marked with the symbol [2], we planned and performed the following activities:

•                  We examined the new reporting guidelines developed in 2003 by Aventis to collect and consolidate the additional information required by the Decree;

•                  We conducted interviews with the people in charge of collecting data reported by operating sites and consolidating this data;

•                  We verified, on a test basis, the accuracy of the consolidated data calculations from various sources;

•                  We finally reviewed the internal control procedures on this data.

Comments

As part of our work, we noted that Aventis has made the following improvements in comparison to the prior year, taking into account the recommendations we made last year:

•                  The Prescription Drugs EHS reporting system functionalities have been expanded to assist sites in data processing, in particular in relation to data conversion and automated calculation of CO2 emissions;

•                  A specific guideline for calculation of Volatile Organic Compounds (VOC) emissions was implemented in 2003;

•                  The internal control procedures on Prescription Drugs EHS Data have been reinforced;

•                  A significant effort was made to collect more social information required in connection with the Decree and new collection and consolidation procedures for social data were put in place this year. However, the correct application of these new procedures was not subject to verification at operational site level.

Opinion

Based on the verification work performed, we have not identified material errors that affect the Data concerning the procedures defined by Aventis.

Paris, March 5, 2004

PricewaterhouseCoopers Audit

Bernard Rabier

(1) The French auditing profession has set up a working group on assurance services for sustainability reporting. This group has rendered its conclusions in a draft technical guidance document in September 2003. The verification statement expressed takes into account the content of this draft technical guidance document. This framework foresees two levels of assurance for the assurance related to non-financial information: “reasonable” and “moderate”. It should be noted that a moderate assurance only represents a first stage on the way to reasonable assurance, resulting both from the existing procedures and systems to produce information within the entity and from the nature and extent of our verification work. Reasonable assurance is the goal to achieve for all reporting entities. Before the reasonable assurance stage can be reached, the scope of our verification at operational site level would need to be extended to social data.

PricewaterhouseCoopers’ report on selected qualitative information

Furthermore, as part of the scope of our work, Aventis requested that we review selected qualitative information contained in this report:

•                  Review progress against the milestones associated with Aventis Journey to EHS Excellence program as described on page 57.

•                  Review of selected qualitative information marked by the symbol [3].

We have performed the following activities:

•                  We conducted interviews with the individuals responsible for the implementation of the programme at corporate level and at the selected sites, to validate, on the basis of underlying evidence (scorecards, individual performance assessment, etc.), the consistency between the progress achieved and the description provided on page 57.

•                  We conducted interviews at corporate headquarters or at site level with the individuals in charge of gathering this qualitative information to ensure, on the basis of Aventis internal documentation, that the statements expressed in the sections marked by the symbol [3] are supported by underlying evidence.

Based on our work:

(a) concerning the corporate programme Journey to EHS Excellence, we did not identify any material items that would affect the consistency of the information on the progress made as described on page 57. We reported the following comments:

•                  The Prescription Drugs entities have made important progress in the implementation of the programme;

•                  However, the global goals of the programme are not systematically passed on to regional and site levels;

•                  As already noted in the context of the previous year’s work, the entities of the Human Vaccines activity continue to be behind the Prescription Drugs entities in the implementation of its Journey to EHS Excellence programme;

•                  Finally, in order to improve monitoring and to ensure consistency in its implementation in the future, we recommended that Aventis puts in place a formal, specific data gathering and consolidation processes to monitor progress against each goal of the programme Journey to EHS Excellence.

(b) Concerning the other information marked by the symbol [3]:

•                  We have not identified any items that would affect the sincerity of the statements expressed in the sections concerned.

Imprint

Published by

Aventis, Strasbourg

Writing and Editing

ERM, Philadelphia

Aventis Communications

Aventis Corporate Public Affairs

Aventis Global EHS Systems

Aventis Human Resources

Design

ERM

Lithography

digital aktuell, Steinbach/Ts.

Printing

Brönners Druckerei, Frankfurt a. M.

Brand names appearing in italics throughout this report are trademarks of Aventis and its subsidiaries or associated companies.

Information Regarding Forward-Looking Statements

Statements in this document other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the U.S. Securities and Exchange Commission.

Printed in March 2004 on paper that contains at least 50% recycled fiber, 20% post-consumer waste using vegetable-based inks.

www.aventis.com/sustainability

Aventis

67917 Strasbourg · Cedex 9 · France · www.aventis.com